TORYS LLP

NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
dmiller@torys.com

August 23, 2005

By Courier

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madam:

Re: Zargon Energy Trust
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34907

On behalf of our client, Zargon Energy Trust (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's:

1. CEO Certification of Interim Filings, dated May 12, 2005
2. CFO Certification of Interim Filings, dated May 12, 2005
3. CEO Certification of Interim Filings, dated August 11, 2005
4. CFO Certification of Interim Filings, dated August 11, 2005
5. News release, dated May 17, 2005
6. News release, dated June 2, 2005
7. News release, dated June 17, 2005
8. News release, dated July 5, 2005
9. News release, dated July 18, 2005
10. News release, dated August 5, 2005
11. News release, dated August 15, 2005
12. Code of Business Conduct
13. Interim report for the three months ended March 31, 2005
14. Interim report for the three and six months ended June 30, 2005

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Sincerely,

Daniel M. Miller

Enclosure

cc: Brent Heagy
Zargon Energy Trust
Allan R. Twa
Jeffrey T. Oke
Burnet, Duckworth & Palmer LLP

5687358.1
01549-2024

File No. 82-34907

ZARGON
OIL & GAS LTD.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Craig H. Hansen, President and Chief Executive Officer of Zargon Oil & Gas Ltd., on behalf of Zargon Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Energy Trust, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: May 12, 2005

"C.H. Hansen"

C.H. Hansen
President and Chief Executive Officer

File No. 82-34907

ZARGON
OIL & GAS LTD.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Brent C. Heagy, Vice President, Finance and Chief Financial Officer of Zargon Oil & Gas Ltd., on behalf of Zargon Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Energy Trust, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: May 12, 2005

"B.C. Heagy"

B.C. Heagy
Vice President, Finance and Chief Financial Officer

File No. 82-34907

ZARGON
OIL & GAS LTD.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Craig H. Hansen, President and Chief Executive Officer of Zargon Oil & Gas Ltd., on behalf of Zargon Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Energy Trust, (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: August 11, 2005

"C.H. Hansen"

C.H. Hansen
President and Chief Executive Officer

File No. 82-34907

ZARGON
OIL & GAS LTD.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Brent C. Heagy, Vice President, Finance and Chief Financial Officer of Zargon Oil & Gas Ltd., on behalf of Zargon Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Energy Trust, (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: August 11, 2005

"B.C. Heagy"

B.C. Heagy
Vice President, Finance and Chief Financial Officer

File No. 82-34707

FOR IMMEDIATE RELEASE: May 17, 2005

TSX SYMBOL: ZAR.UN

ZARGON ENERGY TRUST CONFIRMS MAY 2005 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of May in the amount of Cdn. $0.14 per trust unit will be paid on June 15, 2005 to unitholders of record on May 31, 2005. The ex-distribution date is May 27, 2005.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.968 million trust units (ZAR.UN) and 2.626 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the May 16, 2005 revised exchange ratio there would be a total of 18.739 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

File No. 82-34707

FOR IMMEDIATE RELEASE: June 2, 2005

TSX SYMBOLS: ZAR.UN

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.05510 to 1.06165. This increase will be effective on June 15, 2005.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [(1)]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
May 31, 2005	1.05510	$0.14	$22.54058	0.00655	June 15, 2005	1.06165

[(1)] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.001 million trust units (ZAR.UN) and 2.605 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the June 15, 2005 revised exchange ratio there would be a total of 18.767 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

File No. 82-34907

FOR IMMEDIATE RELEASE: June 17, 2005

TSX SYMBOL: ZAR.UN

ZARGON ENERGY TRUST CONFIRMS JUNE 2005 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of June in the amount of Cdn. $0.14 per trust unit will be paid on July 15, 2005 to unitholders of record on June 30, 2005. The ex-distribution date is June 28, 2005.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.004 million trust units (ZAR.UN) and 2.603 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the June 15, 2005 revised exchange ratio there would be a total of 18.767 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

File No. 82-34907

FOR IMMEDIATE RELEASE: July 5, 2005

TSX SYMBOLS: ZAR.UN

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.06165 to 1.06759. This increase will be effective on July 15, 2005.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
June 30, 2005	1.06165	$0.14	$25.03693	0.00594	July 15, 2005	1.06759

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.130 million trust units (ZAR.UN) and 2.484 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the July 15, 2005 revised exchange ratio there would be a total of 18.782 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

File No. 82-34707

FOR IMMEDIATE RELEASE: July 18, 2005

TSX SYMBOL: ZAR.UN

ZARGON ENERGY TRUST CONFIRMS JULY 2005 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of July in the amount of Cdn. $0.14 per trust unit will be paid on August 15, 2005 to unitholders of record on July 31, 2005. The ex-distribution date is July 27, 2005.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.132 million trust units (ZAR.UN) and 2.484 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the July 15, 2005 revised exchange ratio there would be a total of 18.784 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

File No. 82-34907

FOR IMMEDIATE RELEASE: August 5, 2005

TSX SYMBOLS: ZAR.UN

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.06759 to 1.07281. This increase will be effective on August 15, 2005.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
July 31, 2005	1.06759	$0.14	$28.63350	0.00522	August 15, 2005	1.07281

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.145 million trust units (ZAR.UN) and 2.474 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the August 15, 2005 revised exchange ratio there would be a total of 18.799 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

File No. 82-34907

FOR IMMEDIATE RELEASE: August 15, 2005

TSX SYMBOL: ZAR.UN

ZARGON ENERGY TRUST CONFIRMS AUGUST 2005 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of August in the amount of Cdn. $0.16 per trust unit will be paid on September 15, 2005 to unitholders of record on August 31, 2005. The ex-distribution date is August 29, 2005. As previously announced on August 11, 2005, this distribution represents an increase of $0.02 per trust unit.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.145 million trust units (ZAR.UN) and 2.474 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the August 15, 2005 revised exchange ratio there would be a total of 18.799 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

File No. 82-34907

ZARGON ENERGY TRUST

CODE OF BUSINESS CONDUCT

Adopted by the Board of Directors
of Zargon Oil & Gas Ltd. on March 22, 2005

ZARGON ENERGY TRUST
CODE OF BUSINESS CONDUCT

Introduction

Zargon Energy Trust, Zargon Oil & Gas Ltd. and its subsidiaries and affiliates (collectively "Zargon") are committed to conducting its business activities in a legal and ethical manner. Continued business success for Zargon will be based on honesty, integrity and ethical conduct.

This Code outlines Zargon's expectations and guidelines in the conduct of its business. It applies to all employees, officers, consultants (collectively referred to as "staff") and directors. Also, our business partners and suppliers are expected to conduct their business activities with Zargon in accordance with applicable laws, rules and regulations and this Code.

Violation of this Code may result in disciplinary actions up to and including termination in the case of a director, officer or employee or termination of the consulting contract in the case of a consultant.

Compliance with Laws and Regulations

Zargon will conduct its business in compliance with all applicable laws, regulations and other legal requirements. Violations or potential violations of laws, rules and regulations must be reported immediately in accordance with Zargon's Investigations Policy.

Conflict of Interest

A conflict of interest occurs when an individual's private interest interferes, or may appear to interfere, in any way with the interests of Zargon. A conflict of interest may occur where involvement in an activity prevents or could be perceived to prevent the proper performance of staff or director duties for Zargon. Conflicts of interest also arise when staff or a director, or a member of his or her family, receives improper personal benefits as a result of his or her position at Zargon. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between Zargon and any other organization in which staff or directors and their families have a material interest.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by the Audit Committee. It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interest must be reported immediately to a senior officer or the Chairman of the Audit Committee.

Zargon is engaged in the oil and gas business. In general, the private investment activities of staff and directors are not prohibited, however, should an existing investment pose a conflict of interest, the conflict should be disclosed to either the President or in the

case of directors, to the Board of Directors. Any other activities of staff or directors which pose a conflict of interest should be disclosed to either the President or Board of Directors.

It is acknowledged that staff and directors may be directors or officers of other entities engaged in the oil and gas business and that such entities may compete directly or indirectly with Zargon. Passive investments in public or private entities of less than one per cent of the outstanding shares will not be viewed as "competing" with Zargon. Any staff member or director of Zargon who is actively engaged in the management of, or who owns an investment of one percent or more of the outstanding shares, in public or private entities shall disclose such holding to the President (in the case of staff members) or Board of Directors (in the case of directors). In the event that any circumstance should arise as a result of such positions or investments being held which in the opinion of the President or Board of Directors constitutes a conflict of interest which reasonably affects such person's ability to act with a view to the best interests of Zargon, the President or Board of Directors will take such actions as are reasonably required to resolve such matters with a view to the best interests of Zargon. Such actions, without limitation, may include excluding such staff or directors from certain information or activities of Zargon.

Corporate Opportunities

Staff and directors are prohibited from taking for themselves personally opportunities that arise through the use of Zargon property, information or position and from using Zargon property, information or position for personal gain.

Confidentiality

Confidential information includes all non-public information that may be of use to competitors, or could be harmful to Zargon or its customers if disclosed. It also includes information that suppliers, partners and customers have entrusted to us.

Staff and directors must maintain the confidentiality of information entrusted to them by Zargon or that otherwise comes into their possession in the course of their duties, except when disclosure is authorized or legally mandated. This obligation continues in effect even beyond termination of employment, contracts or Board of Director appointments with Zargon.

Taking advantage of, or benefiting from, information obtained at work that is not available to the public is not permitted. Friends, relatives or associates must not benefit from such information. Acquiring or disposing of any business interest, including publicly traded securities, whether directly or through another person, where "insider" information relating to that interest is known and not yet publicly disclosed is prohibited.

Staff and directors should refer to Zargon's Disclosure Policy for further guidance related to the process of disclosure and insider trading guidelines.

Privacy

In conducting our business, Zargon needs to maintain records and information about its employees, contractors, vendors, landowners, unitholders and other business associates. We value and respect the rights of these individuals to personal privacy. We collect and use only information that is necessary for us to administer our business effectively, efficiently, safely and reliably. This information is only for the appropriate internal use of Zargon and will not be shared or used for other purposes unless permitted or required by law.

Protection and Proper use of Assets

Zargon's assets such as information, data, office equipment, tools, vehicles, supplies, facilities and services must only be used for legitimate business purposes. Company assets may never be used for illegal purposes.

Accuracy of Company Records and Reporting

Honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions and to fulfill our responsibility as stewards of Zargon's assets. Zargon's accounting records are relied upon to produce reports for management, unitholders, creditors, governmental agencies and others. Our financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls.

All transactions must be:

a) Executed in compliance with documented controls and policies,
b) Recorded in accordance with Generally Accepted Accounting Principles (GAAP). Where GAAP is not fully developed, transactions should be recorded with the goal of accurate and complete disclosure, which is reasonable and fair.

All staff and directors have a duty to submit in good faith questions and concerns regarding questionable accounting, auditing or disclosure matters or controls. Submissions about these or similar matters must be reported in accordance with Zargon's Investigations Policy.

No information may be concealed from Zargon's external auditors, independent reserve engineers, Board of Directors, the Audit Committee or the Reserves Committee. It is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing Zargon's financial statements or an independent reserves engineer who is preparing reserve evaluations for Zargon.

Fair Dealing

All staff and directors should endeavor to deal fairly with Zargon's customers, contractors, suppliers, competitors and employees, and must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

Political Activities and Contributions

We respect the right of our staff and directors to become involved in political activities as long as these activities are on their own behalf. However, these activities should not involve the use of Zargon resources. Staff and directors will not be reimbursed for personal political contributions.

Zargon will not participate in any improper intervention in political process. Zargon may express views on issues that affect its operations and in that case, funds and resources may be used, but only when permitted by law and with the authorization of the Chief Executive Officer.

Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to develop and foster goodwill among business partners. However, accepting gifts and entertainment can cause problems when they compromise, or appear to compromise, the ability to make fair and objective business decisions. Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided.

The value of gifts, given and received, should be nominal with respect to frequency and amount. Gifts that are repetitive (no matter how small) may be perceived as an attempt to create an obligation to the giver and are therefore inappropriate. If you are having difficulty determining whether a specific gift or entertainment item lies within the bounds of acceptable business practice, ask yourself these guiding questions:

- Is it legal?
- Is it clearly business related?
- Is it moderate, reasonable, and in good taste?
- Would public disclosure embarrass Zargon?
- Is there any pressure to reciprocate or grant special favors?

If you are still unsure about the appropriateness of a specific gift or entertainment item, please consult with a senior officer.

Strict rules apply when we do business or have contact with governmental agencies and officials, whether in Canada or in other countries. Because of the sensitive nature of these relationships, the approval of the Chief Executive Officer is required before making any gifts or hospitality to governmental employees.

Discrimination and Harassment

We value the diversity of our staff and directors. We are committed to providing equal opportunity in all aspects of employment. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Staff are encouraged to speak out when a co-worker's conduct makes them uncomfortable, and to report harassment when it occurs.

Environment, Safety and Health

We are all responsible for maintaining a safe workplace by following safety and health rules and practices. Zargon is committed to keeping its workplace free from hazards. Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. If at any time a staff member feels that there is a safety risk, that person has a right and the obligation to stop work and report the safety risk.

In order to protect the safety of all staff, staff must report to work free from the influence of any substance that could prevent them from conducting work activities safely and effectively. Staff and directors should refer to Zargon's Safety Policy for further guidance.

Zargon will strictly comply with all environmental legislation in all aspects of our work. Zargon will monitor its environmental performance and will look for ways to reduce and prevent waste, emissions, spills and other releases from our operations so as to reasonably minimize, wherever possible, our impact on the environment.

Use of Computers

Computers and related e-mail and internet access are provided to assist staff in doing their work. Incidental and occasional personal use is permitted, but never for personal gain or improper use. You may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, cartoons, jokes, unwelcome propositions, ethnic or racial slurs, or any other message that could be viewed as harassment. Zargon reserves the right, within applicable law, to monitor e-mail and internet usage.

Your messages (including voice mail) and computer information are considered Zargon's property and you should not have any expectation of privacy. Unless prohibited by law, Zargon reserves the right to access and disclose this information as necessary for business purposes. Use good judgment, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.

Reporting of Violations

Violations or potential violations of laws, rules, regulations and this policy must be reported in accordance with Zargon's Investigations Policy.

Waivers and Amendments

Waivers and amendments of this Code for staff and directors will be made only by the Board of Directors and will be publicly disclosed to the extent required by law, rule or securities exchange requirements.

ZARGON ENERGY TRUST

CERTIFICATION STATEMENT FOR THE CODE OF BUSINESS CONDUCT

I have read Zargon's Code of Business Conduct and I certify, except as noted below, the following:

1. I understand the content, purpose and consequences of contravening the Code.
2. To the best of my knowledge I am not in violation of the Policy except as stated below.
3. After due inquiry and to the best of my knowledge, no employee or consultant under my direct supervision is in violation of the Code.

________________________ ________________________
Signature Date

____
Print Name

Any/All Exceptions

Please include any potential conflict of interest situations either below or on an attached memorandum.

File No. 82-34907

2005 Q1

Zargon

ENERGY TRUST

FINANCIAL & OPERATING HIGHLIGHTS

FOR THE THREE MONTHS ENDED MARCH 31, 2005

For the first quarter of 2005, Zargon Energy Trust is pleased to report record operating results derived from continued high commodity prices and a stable production base maintained by a successful self-funded exploration and development capital program.

Highlights from the three months ended March 31, 2005 are noted below:

- Record high crude oil prices and continued strong natural gas prices combined with stable production volumes resulted in record revenues and cash flows for the Trust. Revenues for the 2005 first quarter of $34.12 million were 23 percent above first quarter 2004 and four percent above the prior quarter, while cash flow from operations of $17.48 million was 11 percent higher than the 2004 first quarter and 14 percent higher than the 2004 fourth quarter levels.

- First quarter 2005 production averaged 8,446 barrels of equivalent per day, an increase of seven percent from first quarter 2004 and level with the preceding quarter. Production of natural gas averaged 29.10 million cubic feet per day as completions and tie-ins from drilling programs in the Alberta Plains and the West Central Alberta core areas offset natural declines. Oil and liquids production averaged 3,596 barrels per day, bolstered by the prior year's development drilling and acquisition program in the Williston Basin core area. Production on a per million trust unit outstanding basis averaged 452 barrels of equivalent per day, which was four percent higher than the prior year's first quarter average and was essentially unchanged from the 2004 fourth quarter level.

- The Trust paid three monthly cash distributions of $0.14 per trust unit in the 2005 first quarter for a total of $6.60 million. These distributions were equivalent to a payout ratio of 45 percent of the Trust's record first quarter cash flow of $0.93 per diluted trust unit, or reflecting the effect of the exchangeable shares that do not receive cash distributions, a 38 percent payout of the Trust's total cash flow. Capital expenditures included $10.07 million for the first quarter exploration and development program of 11.7 net wells plus a modest $0.62 million of property acquisitions. The Trust's balance sheet remains very strong with the Trust's net debt to annualized cash flow at less than 0.4 times as at March 31, 2005. During the first quarter the Trust financed 100 percent of its distribution and capital expenditure program from cash flows.

Three months ended March 31 (unaudited)	2005	2004	Percent Change
FINANCIAL			
Income and Investments ($ million)			
Petroleum and natural gas revenue	**34.12**	27.70	23
Cash flow from operations	**17.48**	15.73	11
Cash distributions	**6.60**	–	–
Net earnings	**5.14**	5.54	(7)
Net capital expenditures	**10.69**	9.77	9
Per Trust Unit, Diluted			
Cash flow from operations ($/unit)	**0.93**	0.84	11
Net earnings ($/unit)	**0.32**	0.30	7
Cash Distributions ($/trust unit)	**0.42**	–	–
Balance Sheet at Period End ($ million)			
Property and equipment, net	**227.01**	171.58	32
Bank indebtedness	**18.23**	3.68	395
Unitholders' equity	**133.11**	119.09	12
Total Units Outstanding at Period End (million)	**18.71**	18.24	3
OPERATING			
Average Daily Production			
Oil and liquids (bbl/d)	**3,596**	3,355	7
Natural gas (mmcf/d)	**29.10**	27.21	7
Equivalent (boe/d)	**8,446**	7,889	7
Equivalent per million total units (boe/d)	**452**	435	4
Average Selling Price (before hedges)			
Oil and liquids ($/bbl)	**50.79**	39.96	27
Natural gas ($/mcf)	**6.75**	6.26	8
Wells Drilled, Net	**11.7**	9.9	18
Undeveloped Land at Period End (thousand net acres)	**374**	405	(8)

Notes: The calculation of barrels of equivalent is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil (boe).

Average daily production per million total units is calculated using the weighted average number of units outstanding during the period, plus the weighted average number of exchangeable shares outstanding for the period converted at the exchange ratio at the end of the period.

Total units outstanding include trust units plus exchangeable shares outstanding at period end. The exchangeable shares are converted at the exchange ratio at the end of the period.

PRODUCTION

Natural gas production volumes averaged 29.10 million cubic feet per day in first quarter 2005, a gain of seven percent from the corresponding period of 2004 and one percent from the preceding quarter. Production gains came from exploration and development programs at Zargon's principal gas property located at Jarrow in the Alberta Plains and from West Central Alberta exploration initiatives at Highvale, Pembina and selected properties in the Peace River Arch.

Oil and liquids production of 3,596 barrels per day in the 2005 first quarter showed a seven percent increase over the 2004 first quarter and a one percent decline from the preceding quarter. The year-over-year gains came from 2004 Williston Basin acquisition and exploitation initiatives. Despite a very limited first quarter 2005 oil drilling program, the Williston Basin's low decline waterflood projects and production additions from the fourth quarter 2004 drilling program maintained essentially stable production volumes in the 2005 first quarter.


PRODUCTION
(boe/d)
7,889
8,150
8,405
8,440
8,446
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

CAPITAL EXPENDITURES*

During the first quarter of 2005, Zargon drilled 13 gross wells (11.7 net) that delivered 8.7 net natural gas wells, 2.0 net oil wells and 1.0 net dry hole for a 91 percent success ratio. Natural gas wells drilled in the first quarter include 6.3 net wells at Jarrow in the Alberta Plains plus 2.4 net wells at Pembina in West Central Alberta. The first quarter's 2.0 net oil wells at Pinto and Weyburn were both development wells in the Williston Basin.


NATURAL GAS PRODUCTION
(mmcf/d)
27.21
29.30
29.90
28.93
29.10
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

A full roster of 24 wells is scheduled for the 2005 spring–summer field program with 12 wells planned in the Alberta Plains and six West Central Alberta locations in Pembina, Highvale and the Peace River Arch. Two of the Alberta Plains locations are Taber oil targets while the balance of the Alberta locations are targeting natural gas. Six wells are scheduled for Williston Basin oil targets including five horizontals at Steelman, Pinto, Ralph and Elswick in Southeast Saskatchewan and at Haas, North Dakota.

Crown land sale prices have continued to escalate in the current environment of high industry activity and Zargon has continued to post land and bid at Crown sales, but on a selected basis. Land expiries in the first quarter 2005 of approximately 13 thousand net acres were almost wholly offset by land purchases. Zargon's undeveloped land inventory at March 31, 2005 totalled 374 thousand net acres.

Because of the property market's current high valuation levels, Zargon's acquisitions in the first quarter of 2005 were limited to five small transactions in the Williston Basin with an aggregate cost of $0.62 million. The interests acquired were at the Ralph and Elswick properties in Southeast Saskatchewan and at the Truro property in North Dakota.

GUIDANCE*

In the March 15, 2005 press release announcing the 2004 annual results, first half 2005 production guidance for the Trust was set at 8,500 barrels of equivalent per day based on estimates of 29.25 million cubic feet per day of natural gas and 3,625 barrels per day of oil and liquids. The first quarter results of 8,446 barrels of equivalent per day (29.10 million cubic feet per day of natural gas and 3,596 barrels per day of oil and liquids) were within one percent of these guidance levels.


OIL AND LIQUID PRODUCTION
(bbl/d)
3,355
3,266
3,422
3,618
3,596
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

Due to the combined effects of an early spring and the high levels of competition for field services, Zargon deferred some first quarter exploration and development capital programs into the second and third quarters of this year. Based on the impact of these capital program delays combined with the seasonal spring production curtailments due to road bans and facility turnarounds, the Trust now anticipates that the production for the 2005 second quarter will average 8,250 barrels of equivalent per day comprised of 28.50 million cubic feet per day of natural gas and 3,500 barrels per day of oil and liquids. With the mid-May commencement of our expanded spring and summer drilling programs, the Trust is forecasting that second half 2005 production volumes will exceed 8,500 barrels of equivalent per day (29.25 million cubic feet per day of natural gas and 3,625 barrels per day of oil and liquids). These forecasts are premised on the Trust's internally funded $40 million 2005 exploration and development capital program, which will emphasize Williston Basin oil exploitation and Alberta Plains natural gas exploration and development.

The aforementioned production guidance volumes do not include an allowance for 2005 property or corporate acquisition programs that would be funded on an opportunistic basis by bank debt or possibly equity issues. Zargon's acquisition initiatives will continue to be focused on acquiring underdeveloped oil properties (particularly in the Williston Basin) or undeveloped natural gas prospective lands that provide Zargon exploration and development opportunities to sustain production and reserves on a per unit basis, while distributing 50 percent of the Trust's cash flows attributed to the outstanding unitholders.

* Please see comments on "Forward-Looking Statements" on the last page of this report.

management's discussion and analysis

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2005 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004. All amounts are in Canadian dollars unless otherwise noted. All references to "Zargon" or the "Trust" refer to Zargon Energy Trust and all references to the "Company" refer to Zargon Oil & Gas Ltd.

In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil (boe). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalent conversion method primarily applicable to the burner tip and does not represent a value equivalent at the wellhead.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations"("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Trust's financial performance. This term does not have any standardized meaning as prescribed by GAAP and therefore, the Trust's determination of cash flow from operations may not be comparable to that reported by other trusts. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Trust evaluates its performance based on net earnings and cash flow from operations. The Trust considers cash flow from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. It is also used by research analysts to value and compare oil and gas trusts, and it is frequently included in published research when providing investment recommendations. Cash flow from operations per unit is calculated using the diluted weighted average number of units for the period.

This MD&A has been prepared as of May 11, 2005.

Plan of Arrangement

On July 15, 2004, approval was given by the shareholders to a resolution in favour of a Plan of Arrangement (the "Arrangement") reorganizing Zargon Oil & Gas Ltd. (the "Company") into Zargon Energy Trust (the "Trust" or "Zargon"). The Arrangement received court approval and also became effective on July 15, 2004. The Arrangement resulted in shareholders of the Company receiving either one trust unit or one exchangeable share for each common share held. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive distributions but rather on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The exchangeable shares are traded on the Toronto Stock Exchange and can be converted, at the option of the holder, into trust units at any time. On July 15, 2014, all the remaining outstanding exchangeable shares will be redeemed into trust units unless the Board of Directors of the Company elect to extend the redemption period. In certain circumstances, the Company has the right to require redemption of the exchangeable shares prior to July 15, 2014. Upon completion of the Arrangement, 14.87 million trust units and 3.66 million exchangeable shares were issued. The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta. It is the intent of the Trust to distribute approximately 50 percent of the cash flow from operations attributable to outstanding unitholders.

The reorganization of the Company into a Trust has been accounted for using the continuity of interest method. Accordingly, the consolidated financial statements for the three months ended March 31, 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business of the Company. The comparative figures referred to in the consolidated financial statements and this MD&A include the previous consolidated results of the Company.

Summary Of Significant Events In The First Quarter

- During the first quarter of 2005, the Trust realized record cash flow of $17.48 million and declared monthly distributions of $0.14 per trust unit with a total of $6.60 million ($0.42 per trust unit) paid or declared distributable to unitholders, resulting in a payout ratio of 38 percent of cash flow or 45 percent on a per diluted trust unit basis. For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

- Average field prices received (before risk management losses) for oil and liquids rose to $50.79 per barrel and natural gas rose to $6.75 per thousand cubic feet, an eight percent and four percent increase, respectively from the fourth quarter of 2004. Production of 8,446 barrels of oil equivalent was relatively unchanged from the fourth quarter of 2004.

- During the first quarter of 2005, the Trust drilled 13 gross wells (11.7 net) with a 91 percent success rate. Total capital expenditures were $10.69 million for the quarter.

- The Trust continues to maintain a strong balance sheet with a combined debt and working capital deficiency of $22.44 million (excluding unrealized risk management liability), which represents just under four months of the first quarter 2005 annualized cash flow.

Financial Analysis

In the first quarter of 2005, Zargon reported record levels of petroleum and natural gas revenue and cash flow from operations. First quarter 2005 revenue of $34.12 million was four percent above $32.90 million in fourth quarter 2004 and 23 percent above $27.70 million in first quarter 2004. During the first quarter 2005, commodity prices continued their strength and accounted for the majority of the year-over-year quarterly revenue difference. Cash flow from operations in first quarter 2005 of $17.48 million was 14 percent above the preceding quarter and 11 percent above first quarter 2004. Net earnings for first quarter 2005 of $5.14 million were four percent below the preceding quarter and seven percent below the prior year first quarter.

Natural gas production increased by one percent in first quarter 2005 to 29.10 million cubic feet per day from 28.93 million cubic feet per day in fourth quarter 2004 and was seven percent above the 2004 first quarter. As part of Zargon's sustainability strategy, the natural gas drilling program continues to offset natural gas declines. Oil and liquids production during the first quarter of 2005 was 3,596 barrels per day which is slightly below the 2004 fourth quarter amount of 3,618 barrels per day and seven percent above the first quarter of 2004. The year-over-year increase in oil and liquids production is primarily due to the July 2004 acquisition of Southeast Saskatchewan properties in the Williston Basin core area. On a barrel of oil equivalent basis, Zargon produced 8,446 barrels of equivalent per day, which is relatively unchanged from the 8,440 barrels of equivalent per day in the fourth quarter of 2004 and a seven percent increase when compared to the first quarter of 2004.

Zargon's commodity price risk management policy uses forward sales, options, puts and costless collars for, on average, 20 to 35 percent of working interest production in order to partially offset the effects of large price fluctuations. Because our risk management strategy is protective in nature and is designed to guard the Trust against extreme effects on cash flow from sudden falls in prices and revenues, upward price trends tend to produce overall losses. Risk management contracts in place as at December 31, 2004 were designated as hedges for accounting purposes and the Trust continues to monitor these contracts in determining the continuation of hedge effectiveness. For these contracts, realized gains and losses are recorded in the statement of earnings as the contracts settle and no unrealized gain or loss is recognized. For risk management contracts entered into after December 31, 2004, the Trust does consider these contracts to be effective on an economic basis but has decided not to designate these contracts as hedges for accounting purposes and accordingly, for outstanding contracts not designated as hedges as at March 31, 2005, an unrealized gain or loss is recorded based on the fair value (mark-to-market) of the

contracts at that time. Thus, the 2005 first quarter's high oil and natural gas prices brought about a realized risk management loss of $0.79 million that compares to a $1.56 million realized loss in fourth quarter 2004 and a $0.27 million realized loss in first quarter 2004. The unrealized risk management loss for the first quarter of 2005 was $2.26 million. Zargon's commodity risk management positions are fully described in note 9 to the unaudited consolidated interim financial statements.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge, were $8.04 million for the first quarter of 2005, an increase of two percent from the preceding quarter and an increase of 36 percent from $5.92 million in the first quarter of 2004. The variations generally track changes in production, prices and volumes. As a percentage of gross revenue, royalty rates ranged from 21.4 percent in first quarter 2004 to 23.8 percent in fourth quarter 2004 and 23.5 percent in the first quarter of 2005. The higher royalty rates in the fourth quarter of 2004 and the first quarter of 2005 compared to the first quarter of 2004 are a result of adjustments related to prior periods and Zargon expects that its royalty rate will approximate 23 percent in 2005 based on current prices and production rates.

On a unit of production basis, production costs of $7.74 per barrel of equivalent in the first quarter of 2005 compare with $8.09 in the preceding quarter and $6.43 in the first quarter of 2004. The containment of this trend to increased per unit operating costs will be a key ongoing initiative for Zargon during this current period of increasing industry-wide cost pressures.

PETROLEUM AND NATURAL GAS REVENUE ($ million)


27.70
30.96
32.41
32.90
34.12
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

OIL AND LIQUID PRICES ($/bbl)


39.96
44.32
49.74
47.13
50.79
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

NATURAL GAS PRICES ($/mcf)


6.26
6.67
6.09
6.46
6.75
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

OPERATING NETBACKS

Three months ended March 31	2005		2004	
	Oil and Liquids ($/bbl)	**Natural Gas ($/mcf)**	Oil and Liquids ($/bbl)	Natural Gas ($/mcf)
Production revenue	**50.79**	**6.75**	39.96	6.26
Realized risk management loss	**(2.83)**	**0.05**	(1.93)	0.13
Royalties	**(11.67)**	**(1.63)**	(8.30)	(1.37)
Production costs	**(10.34)**	**(0.97)**	(9.29)	(0.72)
Operating netbacks	**25.95**	**4.20**	20.44	4.30

Net of recoveries, general and administrative expenses were $1.72 per barrel of equivalent in first quarter 2005 compared to $1.71 in the preceding quarter and $1.34 in first quarter 2004. Increased salaries and addition of staff, increased regulatory reporting costs and fees as well as costs related to operating in a trust format have caused the upward cost pressures on general and administrative expense on a per unit of production basis.

Expensing of unit-based compensation in the first quarter of 2005 was $0.33 million, a 54 percent decrease from the previous quarter. The unit-based compensation expense arising from unit rights granted upon and subsequent to, the July 15, 2004 Plan of Arrangement were originally calculated using the intrinsic value method. In response to an emphasis by securities regulators that fair value methodologies be used, new measurement techniques have recently been developed utilizing the Black-Scholes option-pricing model for such unit rights grants. Zargon has assessed the impact on 2004 unit-based compensation expense, and there is no significant impact. Prior to the effective date of the Arrangement, expensing of stock-based compensation benefits in the consolidated statement of earnings was calculated using the Black-Scholes option-pricing model.

Interest expense in the first quarter was $0.18 million, $0.03 million lower than the previous quarter amount of $0.21 million and an increase of $0.10 million from $0.08 million in the first quarter of 2004. The primary reason for the increase on a year-over-year basis is the increase in average bank indebtedness.

Capital and current income taxes increased $0.13 million to $0.44 million from the fourth quarter of 2004 and $0.32 million when compared to the first quarter of 2004. The primary reason for this increase is due to current income taxes being incurred related to the Trust's United States operations as a result of the increasing profitability of those operations due to high commodity prices.

TRUST NETBACKS

Three months ended March 31 ($/boe)	2005	2004
Petroleum and natural gas revenue	**44.90**	38.59
Realized risk management loss	**(1.04)**	(0.38)
Royalties	**(10.57)**	(8.25)
Production costs	**(7.74)**	(6.43)
Operating netbacks	**25.55**	23.53
General and administrative	**(1.72)**	(1.34)
Interest	**(0.24)**	(0.12)
Capital and current income taxes	**(0.58)**	(0.16)
Cash flow netbacks	**23.01**	21.91
Depletion and depreciation	**(11.53)**	(8.66)
Unrealized risk management loss	**(2.97)**	–
Accretion of asset retirement obligations	**(0.39)**	(0.36)
Unit/stock-based compensation	**(0.43)**	(0.13)
Unrealized foreign exchange	**(0.07)**	0.06
Future income taxes	**0.42**	(5.11)
Earnings before non-controlling interest	**8.04**	7.71

Depletion and depreciation expense for the first quarter of 2005 increased 13 percent to $8.76 million, compared to $7.77 million in the prior quarter, and 41 percent when compared to the first quarter of 2004. On a per barrel of equivalent basis, the depletion and depreciation rates were $11.53, $10.00 and $8.66 for the first quarter of 2005 and the fourth and first quarters of 2004, respectively. In the first quarter 2005 approximately $1.10 million ($1.45 on a per barrel of equivalent basis) of depletion and depreciation expense is attributable to the increase in the property and equipment balance from the conversion of exchangeable shares due to the application of EIC-151 and the remainder is due to the increase in asset retirement obligations and finding, development and acquisition costs for new reserves.

The provision for accretion of asset retirement obligations for the first quarter 2005 was $0.29 million, relatively unchanged from $0.28 million in the fourth quarter 2004 and 14 percent higher than the first quarter 2004. The year-over-year change is due to changes in the estimated future liability for asset retirement obligations as a result of wells added through the drilling program and the 2004 acquisition of Southeast Saskatchewan properties in the Williston Basin core area.

Cash flow from operations in first quarter 2005 of $17.48 million was $2.12 million, or 14 percent higher than the preceding quarter and $1.75 million, or 11 percent higher than the prior year first quarter. The gain in cash flow over the preceding quarter was primarily due to increased commodity pricing and the resulting increased revenue. With the prior year quarterly comparison, commodity prices received on a barrel of equivalent basis were 16 percent higher and production volumes were seven percent higher. Cash flow on a per diluted unit basis was $0.93 for the first quarter of 2005, a 13 percent increase from the prior quarter and an 11 percent increase from the first quarter of 2004 which tracks the changes in cash flow for the respective periods.

The provision for recovery of future taxes was $0.32 million for the first quarter of 2005 compared to a provision for future taxes of $0.57 million in the prior quarter and $3.67 million in the first quarter of 2004. Effectively, Zargon's future tax obligations are reduced as distributions are made from the Trust. Also impacting the first quarter of 2005 was the future tax impact of unrealized risk management losses of $0.88 million. Excluding the future tax impact of unrealized risk management losses, for the 2005 first quarter, future taxes were six percent of before tax earnings, which compares respectively with the 2004 fourth quarter and 2004 first quarter rates of eight percent and 39 percent.


CASH FLOW FROM OPERATIONS
($ million)
15.73
16.53
16.13
15.36
17.48
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

On January 19, 2005 the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either a non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Zargon Oil & Gas Ltd., a corporate subsidiary of the Trust, are publicly traded and have an expiry term, which could be extended at the option of the Board of Directors. Therefore, these securities are considered, by EIC-151, to be transferable to third parties and to have an indefinite life. EIC-151 states that if these criteria are met, the exchangeable shares should be reflected as a non-controlling interest. Previously, the exchangeable shares were reflected as a component of unitholders' equity. In accordance with the transitional provisions of EIC-151, the Trust adopted this standard as at December 31, 2004 and has retroactively restated prior periods dating back to the Plan of Arrangement dated July 15, 2004. As a result of this change in accounting policy, the Trust has reflected a non-controlling interest of $8.90 million on the Trust's consolidated balance sheet as at March 31, 2005. Consolidated net earnings have been reduced for net income attributable to the non-controlling interest of $0.97 million in 2005. In accordance with EIC-151 and given the circumstances in Zargon's case, each redemption is accounted for as a step-purchase, which for 2005 resulted in an increase in property and equipment of $15.15 million, an increase in unitholders' equity by $12.81 million, and an increase in future income tax liability of $3.94 million. Cash flow was not impacted by this change. The cumulative impact to date of the application of EIC-151 has been to increase property and equipment by $26.43 million, accumulated depletion and depreciation by $1.10 million, unitholders' equity and non-controlling interest by $22.33 million, future income tax liability by $6.94 million and an allocation of net earnings to exchangeable shareholders' of $2.84 million.


NET EARNINGS
($ million)
5.54
5.54
4.22
5.33
5.14
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

Net earnings of $5.14 million for the first quarter of 2005 were four percent below $5.33 million in the preceding quarter and seven percent below $5.54 million in first quarter 2004. The net earnings reflect the same trends as the cash flow from operations for the respective periods modified by the previously discussed impacts of the additional charges for depletion and depreciation, unrealized risk management losses, unit-based compensation and non-controlling interest booked in the last half of 2004 and the 2005 first quarter.

CAPITAL EXPENDITURES

Three months ended March 31 ($ million)	2005	2004
Undeveloped land	**0.86**	1.08
Geological and geophysical (seismic)	**0.83**	1.42
Drilling and completion of wells	**6.27**	5.06
Well equipment and facilities	**2.11**	1.78
Exploration and development	**10.07**	9.34
Property acquisitions	**0.62**	0.43
Total capital expenditures	**10.69**	9.77


NET CAPITAL EXPENDITURES
($ million)
9.77
7.61
23.64
15.25
10.69
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

Liquidity and Capital Resources

Capital expenditures of $10.69 million were 30 percent lower than $15.25 million expended in the prior year fourth quarter which tends to be a very active quarter due to the fall drilling program. Field related drilling, completion and facility expenses of $8.38 million were 23 percent higher than the prior year's first quarter field related capital program. During the first quarter of 2005, 11.7 net wells were drilled compared to 16.1 net wells in the fourth quarter of 2004 and 9.9 net wells in the first quarter of 2004. Undeveloped land purchases decreased 20 percent when compared to the first quarter of 2004 as Crown land sales continued to be at high price levels that Zargon does not find commensurate with the risks involved. Cash flow from operations in the current quarter of $17.48 million, proceeds from the exercise of trust unit rights of $0.81 million and the increase in bank indebtedness of $4.00 million covered the capital program and the cash distributions to the unitholders. At March 31, 2005, the Trust maintained its strong balance sheet with bank indebtedness of $18.23 million and a total working capital deficit (excluding unrealized risk management losses) of $22.44 million, which represents slightly less than four months of the first quarter 2005 annualized cash flow.

As at May 11, 2005, Zargon had 15.951 million trust units and 2.643 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares at the effective exchange ratio of 1.04883, there would be 18.723 million total trust units outstanding at this date. Pursuant to the trust unit rights incentive plan, there are currently an additional 0.533 million trust unit rights issued and outstanding.

CAPITAL SOURCES

Three months ended March 31 ($ million)	**2005**	2004
Cash flow from operations	**17.48**	15.73
Changes in working capital and other	**(5.00)**	(3.65)
Change in bank indebtedness	**4.00**	(3.30)
Cash distributions	**(6.60)**	–
Issuance of trust units/shares related to exercise of trust unit rights/stock options	**0.81**	0.99
Total capital sources	**10.69**	9.77

Outlook

Zargon continues to be well positioned to meet its objectives as a sustainable trust. It continues to have a very strong balance sheet, 374 thousand net acres of undeveloped land and a promising project inventory. Zargon and the industry continue to enjoy a period of high commodity prices but along with this pricing environment, upward cost pressures are present in all sectors of our business and property acquisitions are at very high price levels. Zargon intends to continue with the disciplined approach that has served us well to date. We will adhere to a focused strategy of exploring and exploiting our existing asset base while executing value-added property acquisitions if and when they become available.

Summary Of Quarterly Results

	2004				2005
	Q1	Q2	Q3	Q4	**Q1**
Petroleum and natural gas revenue ($ million)	27.70	30.96	32.41	32.90	**34.12**
Net earnings ($ million) *(note 1)*	5.54	5.54	4.22	5.33	**5.14**
Net earnings per diluted unit ($) *(note 1)*	0.30	0.29	0.28	0.34	**0.32**
Cash flow ($ million)	15.73	16.53	16.13	15.36	**17.48**
Cash flow per diluted unit ($)	0.84	0.88	0.87	0.82	**0.93**
Cash distributions ($ million)	–	–	4.27	6.43	**6.60**
Cash distributions paid or declared per unit ($)	–	–	0.28	0.42	**0.42**
Total assets ($ million) *(note 1)*	186.18	189.80	215.23	226.96	**245.20**
Bank debt ($ million)	3.67	–	9.77	14.23	**18.23**
Daily production (boe)	7,889	8,150	8,405	8,440	**8,446**
Average realized commodity price before risk management losses ($/boe)	38.59	41.75	41.91	42.36	**44.90**
Cash flow netback ($/boe)	21.91	22.28	20.86	19.78	**23.01**

	2003			
	Q1	Q2	Q3	Q4
Petroleum and natural gas revenue ($ million)	29.19	24.20	23.76	24.51
Net earnings ($ million) *(note 1)*	6.65	9.17	4.44	4.10
Net earnings per diluted unit ($) *(note 1)*	0.36	0.50	0.24	0.22
Cash flow ($ million)	15.23	13.53	12.34	13.24
Cash flow per diluted unit ($)	0.84	0.74	0.67	0.72
Total assets ($ million) *(note 1)*	165.12	165.98	172.81	181.05
Bank debt ($ million)	20.78	11.47	8.92	6.98
Daily production (boe)	7,060	7,222	7,470	8,020
Average realized commodity price before risk management losses ($/boe)	45.94	36.82	34.57	33.22
Cash flow netback ($/boe)	23.96	20.58	17.96	17.95

Note 1: Certain comparative period numbers reflect retroactive restatements due to changes in accounting policies.

Additional Information

Additional information regarding the Trust and its business operations, including the Trust's Renewal Annual Information Form for December 31, 2004, is available on the Trust's SEDAR profile at www.sedar.com.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
May 11, 2005

consolidated balance sheets

($ thousand) (unaudited)	March 31, 2005	December 31, 2004
ASSETS		
Current		
Accounts receivable	**16,400**	14,275
Prepaid expenses and deposits	**1,789**	2,953
	18,189	17,228
Property and equipment, net *(note 3)*	**227,011**	209,736
	245,200	226,964
LIABILITIES		
Current		
Bank indebtedness	**18,225**	14,230
Accounts payable and accrued liabilities	**20,179**	24,153
Cash distributions payable	**2,224**	2,210
Unrealized risk management liability *(note 9)*	**2,256**	–
	42,884	40,593
Asset retirement obligations *(note 4)*	**14,834**	14,390
Future income taxes	**45,478**	41,830
	103,196	96,813
NON-CONTROLLING INTEREST		
Exchangeable shares *(note 2)*	**8,896**	9,529
UNITHOLDERS' EQUITY		
Unitholders' capital/share capital *(note 5)*	**59,661**	45,755
Contributed surplus *(note 5)*	**1,214**	1,170
Accumulated earnings	**89,539**	84,399
Accumulated cash distributions *(note 10)*	**(17,306)**	(10,702)
	133,108	120,622
	245,200	226,964

See accompanying notes.

consolidated statements of earnings and accumulated earnings

Three months ended March 31 (unaudited) ($ thousand, except per unit amounts)	2005	2004
Revenue		
Petroleum and natural gas revenue	**34,124**	27,704
Unrealized risk management loss *(note 9)*	**(2,256)**	–
Realized risk management loss *(note 9)*	**(785)**	(273)
Royalties (net of Alberta Royalty Tax Credit)	**(8,035)**	(5,923)
	23,048	21,508
Expenses		
Production	**5,884**	4,615
General and administrative	**1,308**	962
Unit/stock-based compensation *(note 5)*	**326**	91
Interest	**184**	85
Unrealized foreign exchange (gain) loss	**54**	(41)
Accretion of asset retirement obligations *(note 4)*	**294**	259
Depletion and depreciation	**8,764**	6,217
	16,814	12,188
Earnings before income taxes	**6,234**	9,320
Income taxes		
Future	**(319)**	3,667
Current	**444**	114
	125	3,781
Earnings for the period before non-controlling interest	**6,109**	5,539
Non-controlling interest – exchangeable shares *(note 2)*	**(969)**	–
Net earnings for the period	**5,140**	5,539
Accumulated earnings, beginning of period		
As previously reported	**84,399**	70,125
Retroactive application of change in accounting policy	**–**	(120)
As restated	**84,399**	70,005
Accumulated earnings, end of period	**89,539**	75,544
Net earnings per unit/per common share *(note 6)*		
Basic	**0.33**	0.31
Diluted	**0.32**	0.30

See accompanying notes.

consolidated statements of cash flows

Three months ended March 31 (unaudited) ($ thousand)	2005	2004
Operating activities		
Net earnings for the period	**5,140**	5,539
Add (deduct) non-cash items:		
Non-controlling interest – exchangeable shares	**969**	–
Unrealized risk management loss *(note 9)*	**2,256**	–
Depletion and depreciation	**8,764**	6,217
Accretion of asset retirement obligations	**294**	259
Unit/stock-based compensation	**326**	91
Unrealized foreign exchange (gain) loss	**54**	(41)
Future income taxes	**(319)**	3,667
	17,484	15,732
Asset retirement expenditures	**(62)**	(42)
Changes in non-cash working capital	**(1,556)**	(312)
	15,866	15,378
Financing activities		
Advances (repayment) of bank indebtedness	**3,995**	(3,303)
Cash distributions to unitholders	**(6,604)**	–
Exercise of unit rights/stock options	**813**	994
Changes in non-cash working capital	**77**	–
	(1,719)	(2,309)
Investing activities		
Additions to property and equipment	**(10,685)**	(9,768)
Changes in non-cash working capital	**(3,462)**	(3,301)
	(14,147)	(13,069)
Change in cash, and cash end of period	**–**	–

See accompanying notes.

For the three months ended March 31, 2005 and 2004 (unaudited)

1. Nature Of The Organization And Basis Of Presentation

ORGANIZATION

On July 15, 2004, Zargon Oil & Gas Ltd. (the "Company") was reorganized into Zargon Energy Trust (the "Trust" or "Zargon") as part of a Plan of Arrangement (the "Arrangement"). Shareholders of the Company received one trust unit or one exchangeable share for each common share held. All outstanding common share options were settled for cash prior to the completion of the reorganization. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive cash distributions paid, but rather, on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The Trust is an unincorporated open-ended investment trust established under the laws of the Province of Alberta and was created pursuant to a trust indenture ("Trust Indenture"). Valiant Trust Company has been appointed trustee under the Trust Indenture.

The Trust's principal business activity is the exploration for and development and production of petroleum and natural gas.

BASIS OF PRESENTATION

The interim unaudited consolidated financial statements of Zargon have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Zargon Energy Trust annual report for the year ended December 31, 2004.

While the Trust commenced operations on July 15, 2004, these unaudited interim consolidated financial statements follow the continuity of interest basis of accounting as if the Trust had always existed. This basis is intended to provide unitholders with meaningful and comparative financial information.

2. Non-Controlling Interest – Exchangeable Shares

Zargon Oil & Gas Ltd. is authorized to issue a maximum of 3.66 million exchangeable shares. The exchangeable shares are convertible into trust units at the option of the shareholder based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the period, a total of 482,000 exchangeable shares were converted into 500,000 trust units based on the exchange ratio at the time of conversion. At March 31, 2005, the exchange ratio was 1.04292 trust units per exchangeable share.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

(thousand, except exchange ratio)	March 31, 2005 Number of Shares	March 31, 2005 Amount ($)
Non-controlling interest exchangeable shares issued		
Balance, beginning of year	**3,186**	**9,529**
Earnings attributable to non-controlling interest	**–**	**969**
Exchanged for trust units at book value and including earnings attributed since beginning of year	**(482)**	**(1,602)**
Balance, end of period	**2,704**	**8,896**
Exchange ratio, end of period	**1.04292**	
Trust units issuable upon conversion of exchangeable shares, end of period	**2,820**	

For the year ended December 31, 2004 the Trust retroactively applied EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". Per EIC-151, if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net earnings must be reduced by the amount of net earnings attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net earnings attributable to the exchangeable shareholders, less exchangeable shares (and related cumulative earnings) redeemed. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the cumulative share of net earnings attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

Immediately prior to the July 15, 2004 Plan of Arrangement the Company had $45.14 million in share capital. Upon conversion to the Trust structure these amounts were allocated $36.22 million to trust units and $8.92 million to exchangeable shares, based on the terms of the Arrangement.

The effect of EIC-151 on Zargon's unitholders' capital and exchangeable shares is as follows:

($ thousand)	Zargon Oil & Gas Ltd. Common Shares	Zargon Energy Trust Units	Zargon Oil & Gas Ltd. Exchangeable Shares	Total
Immediately prior to July 15, 2004 Plan of Arrangement	45,136			
Plan of Arrangement July 15, 2004	(45,136)	36,219	8,917	
	–	36,219	8,917	45,136
Issued on redemption of exchangeable shares at book value	–	1,155	(1,155)	–
Effect of EIC-151	–	8,381	1,767	10,148
Balance at December 31, 2004	–	45,755	9,529	55,284
Issued on redemption of exchangeable shares at book value	–	1,174	(1,174)	–
Effect of EIC-151	–	11,637	541	12,178
Unit-based compensation recognized	–	282	–	282
Unit rights exercised for cash	–	813	–	813
Balance at March 31, 2005	–	59,661	8,896	68,557

3. Property And Equipment

	March 31, 2005		
($ thousand)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum, natural gas properties and other equipment	307,729	106,044	201,685
Adjustment due to conversion of exchangeable shares	26,426	1,100	25,326
	334,155	107,144	227,011

	March 31, 2004		
($ thousand)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum, natural gas properties and other equipment	248,774	77,198	171,576
	248,774	77,198	171,576

As a result of shareholders redeeming exchangeable shares, property and equipment increased $15.14 million in the first three months of 2005, in addition to the $11.28 million increase recorded in 2004. The effect of these increases has resulted in additional depletion and depreciation expense recorded in the 2005 first quarter of approximately $1.10 million.

4. Asset Retirement Obligations

The following table reconciles Zargon's asset retirement obligation:

	March 31	
($ thousand)	**2005**	2004
Balance, beginning of year	**14,390**	12,194
Liabilities incurred	**207**	137
Liabilities settled	**(62)**	(42)
Accretion expense	**294**	259
Other	**5**	(79)
Balance, end of period	**14,834**	12,469

5. Unitholders' Equity

Pursuant to the Plan of Arrangement on July 15, 2004, 14.87 million units of the Trust and 3.66 million exchangeable shares (see note 2) of the Company were issued in exchange for all of the outstanding shares of the Company on a one-for-one basis.

The Trust is authorized to issue an unlimited number of voting trust units.

TRUST UNITS

	March 31, 2005	
(thousand)	**Number of Units**	**Amount ($)**
Units issued		
Balance, beginning of year	**15,341**	**45,755**
Unit rights exercised for cash	**46**	**813**
Unit-based compensation recognized	**-**	**282**
Issued on conversion of exchangeable shares	**500**	**12,811**
Balance, end of period	**15,887**	**59,661**

The proforma total units outstanding at period end, including trust units outstanding, and trust units issuable upon conversion of exchangeable shares and after giving effect to the exchange ratio at the end of the period (note 2) is 18.71 million units.

A summary of the Company's share capital account for the first three months of 2004 is as follows:

COMMON SHARES OF ZARGON OIL & GAS LTD.

	March 31, 2004	
(no par value) (thousand)	Number of Shares	Amount ($)
Shares issued		
Balance, beginning of year	17,992	42,200
Stock options exercised for cash	246	994
Stock-based compensation recognized	–	19
Balance, end of period	18,238	43,213

CONTRIBUTED SURPLUS

The following table summarizes information about the Trust's contributed surplus account:

CONTRIBUTED SURPLUS

($ thousand)	March 31, 2005	2004
Balance, beginning of year	**1,170**	264
Unit/stock-based compensation expense	**326**	91
Unit/stock-based compensation recognized on exercise of unit rights/stock options	**(282)**	(19)
Balance, end of period	**1,214**	336

COMPENSATION PLANS

TRUST UNIT RIGHTS INCENTIVE PLAN AND UNIT-BASED COMPENSATION

The Trust has a unit rights incentive plan (the "Plan") that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 1.82 million unit rights, however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10 percent of the aggregate number of issued and outstanding trust units of the Trust. At the time of grant, unit right exercise prices approximate the market price for the trust units. At the time of exercise the rights holder has the option of exercising at the original grant price or the exercise price as calculated per the Arrangement. Rights granted under the plan vest over a three-year period and expire five years from the grant date. No unit rights were granted in the first three months of 2005.

The Plan allows for the exercise price of rights to be reduced in future periods by a number of factors. The unit-based compensation expense arising from unit rights granted upon and subsequent to, the July 15, 2004 Plan of Arrangement were originally calculated using the intrinsic value method. In response to an emphasis by securities regulators that fair value methodologies be used, new measurement techniques have recently been developed utilizing the Black-Scholes option-pricing model for such unit rights grants. Zargon has reassessed the previous unit-rights grants under this fair value model and there is no significant impact on 2004 unit-based compensation expense. Zargon will continue to use fair value methodologies, where possible, for future unit rights grants.

Compensation expense associated with rights granted under the Plan is recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. The exercise of trust unit rights is recorded as an increase in trust units with a corresponding reduction in contributed surplus. Forfeiture of rights are recorded as a reduction in expense in the period in which they occur.

The following table summarizes information about the Trust's unit rights:

	March 31, 2005 Number of Unit Rights (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	**579**	**17.79**
Unit rights exercised	**(46)**	**17.70**
Outstanding at end of period	**533**	**17.80**
Unit rights exercisable at period end	**149**	**17.81**

STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

Prior to the Plan of Arrangement, the Company calculated the value of stock-based compensation for its predecessor stock-option plan using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant. This stock-option plan ceased to exist at the July 15, 2004 Plan of Arrangement.

A summary of the Company's predecessor stock option plan prior to the Plan of Arrangement is as follows:

	March 31, 2004	
	Number of Shares (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	1,297	7.05
Granted	430	16.00
Exercised	(246)	4.04
Cancelled	(9)	9.61
Outstanding at end of period	1,472	10.15
Options exercisable at period end	739	6.99

6. Weighted Average Number Of Total Units/Shares

Basic per unit amounts are calculated using the weighted average number of trust units outstanding during the period. Diluted per unit amounts are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation. Diluted per unit amounts also include exchangeable shares using the "if-converted" method. Comparative amounts reflect the basic and diluted calculation of the common shares of Zargon Oil & Gas Ltd.

	Three Months Ended March 31,	
(thousand)	**2005**	2004
	(units)	(shares)
Basic	**15,578**	18,140
Diluted	**18,808**	18,725

7. Segmented Information

Zargon's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

	Three Months Ended March 31,	
($ thousand)	**2005**	2004
Petroleum and Natural Gas		
Canada	**29,457**	24,369
United States	**4,667**	3,335
Total	**34,124**	27,704
Net Capital Expenditures		
Canada	**10,643**	9,458
United States	**42**	310
Total	**10,685**	9,768
Total Assets		
Canada	**216,688**	162,475
United States	**28,512**	23,704
Total	**245,200**	186,179

8. Supplemental Cash Flow Information

($ thousand)	Three Months Ended March 31, 2005	2004
Cash interest paid	**218**	74
Cash taxes paid	**444**	139

9. Financial Instruments

The Trust is a party to certain financial instruments that have fixed the price of a portion of its oil and natural gas production. The Trust enters into these contracts for risk management purposes only, in order to protect a portion of its future cash flow from the volatility of oil and natural gas commodity prices.

The Trust has outstanding contracts at March 31, 2005 as follows:

	Volume	Rate	Price	Range of Terms
Financial Contracts Designated as Hedges				
Oil swaps	110,000 bbl	400 bbl/d	$44.05 US/bbl	Apr. 1/05–Dec. 31/05
Oil collars	27,300 bbl	300 bbl/d	$43.50 Cdn/bbl Put $54.50 Cdn/bbl Call	Apr. 1/05–Jun. 30/05
	55,000 bbl	200 bbl/d	$37.00 US/bbl Put $44.40 US/bbl Call	Apr. 1/05–Dec. 31/05
	36,200 bbl	200 bbl/d	$36.00 US/bbl Put $48.40 US/bbl Call	Jan. 1/06–Jun. 30/06
Natural gas swaps	856,000 gj	4,000 gj/d	$6.49/gj	Apr. 1/05–Oct. 31/05
Natural gas collars	428,000 gj	2,000 gj/d	$6.00/gj Put $8.01/gj Call	Apr. 1/05–Oct. 31/05
	453,000 gj	3,000 gj/d	$5.90/gj Put $10.00/gj Call	Nov. 1/05–Mar. 31/06
Natural gas put	428,000 gj	2,000 gj/d	$5.10/gj	Apr. 1/05–Oct. 31/05
Financial Contracts Not Designated as Hedges				
Oil swaps	55,200 bbl	300 bbl/d	$45.70 US/bbl	Jul. 1/05–Dec. 31/05
	36,200 bbl	200 bbl/d	$48.50 US/bbl	Jan. 1/06–Jun. 30/06
	36,800 bbl	200 bbl/d	$51.12 US/bbl	Jul. 1/06–Dec. 31/06
Oil collars	36,200 bbl	200 bbl/d	$40.00 US/bbl Put $49.05 US/bbl Call	Jan. 1/06–Jun. 30/06
Natural gas swaps	428,000 gj	2,000 gj/d	$6.52/gj	Apr. 1/05–Oct. 31/05
Natural gas collars	302,000 gj	2,000 gj/d	$6.50/gj Put $8.80/gj Call	Nov. 1/05–Mar. 31/06
	302,000 gj	2,000 gj/d	$7.00/gj Put $9.35/gj Call	Nov. 1/05–Mar. 31/06
Physical Contracts				
Natural gas swaps	214,000 gj	1,000 gj/d	$6.71/gj	Apr. 1/06–Oct. 31/06
Natural gas put	428,000 gj	2,000 gj/d	$6.05/gj	Apr. 1/05–Oct. 31/05

Oil swaps and collars are settled against the NYMEX pricing index, whereas natural gas swaps, collars, and puts are settled against the AECO pricing index.

Risk management contracts in place as at December 31, 2004 were designated as hedges for accounting purposes and the Trust continues to monitor these contracts in determining the continuation of hedge effectiveness. For these contracts, realized gains and losses are recorded in the statement of earnings as the contracts settle and no unrealized gain or loss is recognized. The realized losses for the first quarter of 2005 were $0.79 million (2004 - $0.27 million). At March 31, 2005 an additional $4.47 million would have been required to settle the above designated hedge contracts. Contracts settled by way of physical delivery are recognized as part of the normal revenue stream. These instruments have no book values recorded in the interim consolidated financial statements.

For risk management contracts entered into after December 31, 2004, the Trust does consider these contracts to be effective on an economic basis but has decided not to designate these contracts as hedges for accounting purposes and accordingly, for outstanding contracts not designated as hedges, an unrealized gain or loss is recorded based on the fair value (mark-to-market) of the contracts at that time. The unrealized losses for the first quarter of 2005 were $2.26 million (2004 – nil). These instruments have been recorded as a liability in the interim consolidated balance sheet.

10. Accumulated Cash Distributions

During the three month period, the Trust paid or declared distributions to the unitholders in the aggregate amount of $6.60 million in accordance with the following schedule:

Month	Record Date	Distribution Date	Per Trust Unit
January 2005	January 31, 2005	February 15, 2005	$0.14
February 2005	February 28, 2005	March 15, 2005	$0.14
March 2005	March 31, 2005	April 15, 2005	$0.14

For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

corporate information

BOARD OF DIRECTORS

Craig H. Hansen
Calgary, Alberta

K. James Harrison
Oakville, Ontario

H. Earl Joudrie
Toronto, Ontario

Kyle D. Kitagawa
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

Jim Peplinski
Calgary, Alberta

J. Graham Weir
Calgary, Alberta

William J. Whelan
Calgary, Alberta

Grant A. Zawalsky
Calgary, Alberta

OFFICERS

John O. McCutcheon
Chairman

Craig H. Hansen
President and
Chief Executive Officer

Brent C. Heagy
Vice President, Finance and
Chief Financial Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Executive Vice President, Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Trading Symbols:
ZAR.UN – trust units
ZOG.B – exchangeable shares

TRANSFER AGENT

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

HEAD OFFICE

700, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Phone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca
Website: www.zargon.ca

Forward-Looking Statements – This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of May 11, 2005 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2005 Q2

Zargon ENERGY TRUST

FINANCIAL & OPERATING HIGHLIGHTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005

Zargon Energy Trust is pleased to report continued record financial results in the second quarter of 2005. Crude oil prices reached new high levels, natural gas prices were strong and the production base remained relatively stable. For the six months ended June 30, 2005, revenues increased 19 percent and cash flow from operations increased 13 percent from the same prior year period. On these strong results, the Trust is announcing that, commencing with the August 2005 distribution payable on September 15, 2005, the Trust's monthly cash distribution rate will be increased by $0.02 to $0.16 per trust unit.

Highlights from the three and six months ended June 30, 2005 are noted below:

- The combination of historically high commodity prices and relatively stable production volumes resulted in record revenues and cash flows for the Trust. Revenues for the 2005 second quarter of $35.87 million were 16 percent above the second quarter 2004 levels and five percent above first quarter 2005. Cash flow from operations of $19.01 million was 15 percent higher than the 2004 second quarter and nine percent higher than the preceding quarter.

- Oil and liquids production volumes of 3,582 barrels per day in the second quarter 2005 held at the first quarter level and were 10 percent higher than the prior year's second quarter. The 2005 second quarter natural gas production volumes of 27.94 million cubic feet per day were four percent lower than the previous quarter as new production additions were offset by a sudden decline at a single prolific well (see discussion below). On an equivalent basis, second quarter 2005 production averaged 8,238 barrels of equivalent per day, up one percent from the prior year quarter and down two percent from the preceding quarter. First half production volumes averaged 8,341 barrels of equivalent per day, an increase of four percent from the first half of 2004. Production on a per million trust unit outstanding basis averaged 439 barrels of equivalent per day for the second quarter and 445 barrels of equivalent per day for the first half and is little changed from the comparable prior year period rates of 446 barrels of equivalent per day and 440 barrels of equivalent per day, respectively.

- The Trust paid six monthly cash distributions of $0.14 per trust unit in the 2005 first half for a total of $13.34 million. These distributions were equivalent to a payout ratio of 43 percent of the Trust's record first half cash flow of $1.94 per diluted trust unit, or reflecting the effect of the exchangeable shares that do not receive cash distributions, a 37 percent payout of the Trust's total cash flow. With the forward price curves showing continued commodity price strength, the Trust is raising its monthly cash distribution to $0.16 per trust unit for the August 2005 distribution payable on September 15, 2005. As a sustainable trust, Zargon will continue to fulfill its commitment to maintain a stable production base through internal exploration, exploitation and development while distributing over the long-term an average of 50 percent of the cash flow attributed to the outstanding unitholders.

- First half capital expenditures included $20.31 million for the exploration and development program of 21.9 net wells and $1.34 million of net property acquisitions. The Trust's balance sheet remains very strong with net debt of $21.10 million (excluding unrealized risk management liability) at June 30, 2005, which equates to 29 percent of annualized cash flow. During the first half of 2005, the Trust financed 100 percent of its distribution and capital expenditure program from cash flows from operations.

(unaudited)	Three Months Ended June 30, 2005	2004	Percent Change	Six Months Ended June 30, 2005	2004	Percent Change
FINANCIAL						
Income and Investments ($ million)						
Petroleum and natural gas revenue	**35.87**	30.96	16	**69.99**	58.66	19
Cash flow from operations	**19.01**	16.53	15	**36.50**	32.26	13
Cash distributions	**6.73**	–	–	**13.34**	–	–
Net earnings	**6.48**	5.54	17	**11.62**	11.08	5
Net capital expenditures	**10.96**	7.61	44	**21.65**	17.38	25
Per Trust Unit, Diluted						
Cash flow from operations ($/unit)	**1.01**	0.88	15	**1.94**	1.72	13
Net earnings ($/unit)	**0.41**	0.29	41	**0.73**	0.59	24
Cash Distributions ($/trust unit)	**0.42**	–	–	**0.84**	–	–
Balance Sheet at Period End ($ million)						
Property and equipment, net				**235.61**	172.88	36
Bank indebtedness				**15.52**	–	–
Unitholders' equity				**138.88**	125.19	11
Total Units Outstanding at Period End (million)				**18.77**	18.28	3
OPERATING						
Average Daily Production						
Oil and liquids (bbl/d)	**3,582**	3,266	10	**3,589**	3,310	8
Natural gas (mmcf/d)	**27.94**	29.30	(5)	**28.52**	28.25	1
Equivalent (boe/d)	**8,238**	8,150	1	**8,341**	8,019	4
Equivalent per million total units (boe/d)	**439**	446	(2)	**445**	440	1
Average Selling Price (before hedges)						
Oil and liquids ($/bbl)	**54.13**	44.32	22	**52.47**	42.11	25
Natural gas ($/mcf)	**7.17**	6.67	7	**6.96**	6.47	8
Wells Drilled, Net	**10.2**	8.4	21	**21.9**	18.3	20
Undeveloped Land at Period End (thousand net acres)				**368**	405	(9)

Notes: The calculation of barrels of equivalent is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil (boe).

Average daily production per million total units is calculated using the weighted average number of units outstanding during the period, plus the weighted average number of exchangeable shares outstanding for the period converted at the exchange ratio at the end of the period.

Total units outstanding include trust units plus exchangeable shares outstanding at period end. The exchangeable shares are converted at the exchange ratio at the end of the period.

PRODUCTION

Natural gas production volumes averaged 29.10 million cubic feet per day in the first quarter 2005 but dropped to 27.94 million cubic feet per day in the second quarter when a step-function production decline of almost two million cubic feet per day was experienced due to water influx at Zargon's previously most prolific well located at Progress in the Peace River Arch region of the West Central Alberta core area. Consequently, second quarter natural gas production volumes were down five percent from the same prior year period and four percent from the preceding quarter although the first half of 2005 volumes still remained one percent higher than the volumes reported in the first half of 2004. During the quarter, Zargon was successful in partially offsetting the Progress well's production decline and the natural occurring production declines from other properties with production additions coming from exploration and development programs at Zargon's principal gas property located at Jarrow in the Alberta Plains and from West Central Alberta exploration initiatives at Highvale, Pembina and selected properties in the Peace River Arch.

Oil and liquids production of 3,582 barrels per day in the 2005 second quarter increased 10 percent over the 2004 second quarter and was essentially unchanged from the preceding quarter. The year-over-year gains came from a 2004 Williston Basin acquisition and ongoing Williston Basin exploitation initiatives.

CAPITAL EXPENDITURES*

Following a prolonged spring break-up period, Zargon commenced an active Alberta drilling program in May with the result that by the end of the 2005 first half, Zargon had completed a 25 gross well (21.9 net) program that delivered 14.7 net natural gas wells, 5.3 net oil wells, 0.9 net service wells and 1.0 net dry hole for a 95 percent success ratio. During the half, natural gas drilling focused on the Alberta Plains where 12.3 net wells were drilled, primarily at the Jarrow property. The 4.4 net wells drilled in the West Central Alberta core area were also natural gas exploration focused and were approximately equally divided between the Pembina and Peace River Arch properties. During the half, 5.2 net oil exploitation wells were drilled in the Williston Basin core area with wells at Pinto, Steelman and Weyburn, Saskatchewan plus Haas, North Dakota.

The recent high level of field activity will continue throughout the remainder of the year in order to reach the 2005 budgeted program of 46 net wells, allocated 22, 10 and 14 net wells to the Alberta Plains, West Central Alberta and Williston Basin core areas respectively. Consistent with past programs, the Alberta Plains drilling program will focus on natural gas exploration and development at the Jarrow natural gas property. West Central Alberta activities will include additional Pembina natural gas locations, augmented by Highvale and Peace River Arch natural gas exploration. An expanded Williston Basin program will include seven horizontals at Steelman, Pinto, Ralph and Elswick in Southeast Saskatchewan and at Haas and Truro in North Dakota.

As a sustainable trust, Zargon has continued to post land and bid at Crown sales, but on an increasingly selective basis during this current period of high Crown land costs. In the six months ended June 30, 2005, Zargon spent $1.73 million on undeveloped land, slightly less than in the prior year period. Land expiries in the first half of 2005 were partially offset by land purchases, leaving a net reduction of eight thousand net acres. Zargon's undeveloped land inventory at June 30, 2005 totalled 368 thousand net acres.

Because of the property market's current high valuation levels, Zargon's acquisitions in the first half of 2005 were limited in size with an aggregate cost of $1.34 million, and were mostly related to Williston Basin properties in Southeast Saskatchewan.


PRODUCTION
(boe/d)
8,150
8,405
8,440
8,446
8,238
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05


NATURAL GAS PRODUCTION
(mmcf/d)
29.30
29.90
28.93
29.10
27.94
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05


OIL AND LIQUID PRODUCTION
(bbl/d)
3,266
3,422
3,618
3,596
3,582
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05

GUIDANCE*

In the May 12, 2005 press release announcing the 2005 first quarter results, second quarter 2005 production guidance for the Trust was revised to 8,250 barrels of equivalent per day based on estimates of 28.50 million cubic feet per day of natural gas and 3,500 barrels per day of oil and liquids. Actual second quarter results of 8,238 barrels of equivalent per day, made up of 27.94 million cubic feet per day of natural gas and 3,582 barrels per day of oil and liquids, essentially met this target, although the actual production split had a slightly higher oil production component. In the same May 12, 2005 press release, 2005 second half production was guided to exceed 8,500 barrels of equivalent per day (29.25 million cubic feet per day of natural gas and 3,625 barrels per day of oil and liquids). The Trust was on track to exceed these levels until impacted by this spring's single well Progress area production problems. Now, third quarter 2005 rates are anticipated to roughly match second quarter levels, and growth in production volumes will be delayed until the fourth quarter when an active Williston Basin exploitation drilling program will have been completed. Based on the Trust's 2005 exploration and development $40 million capital program, fourth quarter 2005 production volumes of 8,500 barrels of equivalent, comprised of 3,750 barrels of oil and liquids and 28.50 million cubic feet per day of natural gas, are forecasted. Further oil production gains are anticipated during the first half of calendar 2006.

The aforementioned production guidance volumes do not include an allowance for opportunistic property or corporate acquisitions that would be funded by bank debt or possibly equity issues. Zargon's acquisition initiatives will continue to be focused on acquiring underdeveloped oil properties (particularly in the Williston Basin) or undeveloped natural gas prospective lands that provide Zargon exploration and development opportunities to sustain production and reserves on a per unit basis, while distributing over the long-term an average of 50 percent of the Trust's cash flows attributed to the outstanding unitholders.

* Please see comments on "Forward-Looking Statements" on the last page of this report.

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2005 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004. All amounts are in Canadian dollars unless otherwise noted. All references to "Zargon" or the "Trust" refer to Zargon Energy Trust and all references to the "Company" refer to Zargon Oil & Gas Ltd.

In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil (boe). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalent conversion method primarily applicable to the burner tip and does not represent a value equivalent at the wellhead.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations"("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Trust's financial performance. This term does not have any standardized meaning as prescribed by GAAP and therefore, the Trust's determination of cash flow from operations may not be comparable to that reported by other trusts. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Trust evaluates its performance based on net earnings and cash flow from operations. The Trust considers cash flow from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. It is also used by research analysts to value and compare oil and gas trusts, and it is frequently included in published research when providing investment recommendations. Cash flow from operations per unit is calculated using the diluted weighted average number of units for the period.

This MD&A has been prepared as of August 10, 2005.

Plan Of Arrangement

On July 15, 2004, approval was given by the shareholders to a resolution in favour of a Plan of Arrangement (the "Arrangement") reorganizing Zargon Oil & Gas Ltd. (the "Company") into Zargon Energy Trust (the "Trust" or "Zargon"). The Arrangement received court approval and also became effective on July 15, 2004. The Arrangement resulted in shareholders of the Company receiving either one trust unit or one exchangeable share for each common share held. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive distributions but rather on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The exchangeable shares are traded on the Toronto Stock Exchange and can be converted, at the option of the holder, into trust units at any time. On July 15, 2014, all the remaining outstanding exchangeable shares will be redeemed into trust units unless the Board of Directors of the Company elect to extend the redemption period. In certain circumstances, the Company has the right to require redemption of the exchangeable shares prior to July 15, 2014. Upon completion of the Arrangement, 14.87 million trust units and 3.66 million exchangeable shares were issued. The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta. It is the intent of the Trust to distribute over the long-term an average of 50 percent of the cash flow from operations attributable to outstanding unitholders.

The reorganization of the Company into a Trust has been accounted for using the continuity of interest method. Accordingly, the consolidated financial statements for the three and six months ended June 30, 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business of the Company. The comparative figures referred to in the consolidated financial statements and this MD&A include the previous consolidated results of the Company.

Summary Of Significant Events In The Second Quarter

- As a result of continued high commodity prices, the Trust realized record cash flow from operations of $19.01 million in the second quarter of 2005 and declared monthly distributions of $0.14 per trust unit with a total of $6.73 million ($0.42 per trust unit) paid or declared distributable to unitholders, resulting in a payout ratio of 35 percent of cash flow or 42 percent on a per diluted trust unit basis. For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

- Average field prices for the second quarter received (before risk management losses) for oil and liquids increased to $54.13 per barrel and for natural gas increased to $7.17 per thousand cubic feet, a seven percent and six percent increase, respectively, from the first quarter of 2005. Production of 8,238 barrels of oil equivalent was down two percent from the previous quarter.

- During the second quarter of 2005, the Trust drilled 12 gross wells (10.2 net) with a 100 percent success rate. Total capital expenditures were $10.96 million for the quarter.

- The Trust continues to maintain its balance sheet strength with a combined debt and working capital deficiency of $21.10 million (excluding unrealized risk management liability), which represents under four months of the first half 2005 annualized cash flow.

Financial Analysis

During the second quarter of 2005, commodity prices increased to record high levels and more than offset a decrease in production volumes of two percent from the previous quarter, resulting in record revenue of $35.87 million, a five percent gain compared to the first quarter of 2005. Oil and liquids prices received averaged $54.13 per barrel before risk management losses in second quarter 2005 compared to $44.32 in the 2004 second quarter and $50.79 in the preceding quarter, gains of 22 percent and seven percent respectively. West Texas Intermediate (WTI) crude oil prices were significantly higher in the second quarter due to continued world demand growth and concern over limited world spare production capacity. Reflecting industry trends, Zargon's crude oil field price differential from the Edmonton par price, increased to $11.63 per barrel in the second quarter of 2005 compared to $6.29 per barrel in the second quarter of 2004. Natural gas prices also averaged a very strong $7.17 per thousand cubic feet before risk management losses in the second quarter and showed increases of seven percent and six percent, respectively, over the 2004 second quarter and the preceding quarter levels. Natural gas prices have reached historical high levels due to supply/demand concerns and the relative valuation of natural gas and crude oil prices.

PRICING

Average For The Period	Three Months Ended June 30,			Six Months Ended June 30,		
	2005	2004	Percent Change	**2005**	2004	Percent Change
Natural Gas:						
NYMEX price ($US/mmbtu)	**6.83**	5.96	15	**6.61**	5.83	13
AECO price ($Cdn/mcf)	**7.37**	7.00	5	**7.13**	6.71	6
Realized price ($Cdn/mcf) *(note 1)*	**7.17**	6.67	7	**6.96**	6.47	8
Crude Oil:						
WTI ($US/bbl)	**53.19**	38.31	39	**51.52**	36.73	40
Edmonton par price ($Cdn/bbl)	**65.76**	50.61	30	**63.61**	48.11	32
Realized price ($Cdn/bbl) *(note 1)*	**54.13**	44.32	22	**52.47**	42.11	25

Note 1: Amounts are before risk mangagement losses.

Natural gas production volumes of 27.94 million cubic feet per day in the 2005 second quarter decreased four percent over the preceding quarter and five percent from 2004 second quarter levels due to production losses at a significant well in the West Central Alberta core area. Oil and liquids production volumes in the second quarter of 2005 of 3,582 barrels per day were essentially unchanged from the previous quarter's production of 3,596 barrels per day. On a year-over-year basis, oil and liquids volumes increased 10 percent when compared to the second quarter of 2004 amount of 3,266 barrels per day, primarily due to the July 2004 acquisition of Southeast Saskatchewan properties and new exploitation drilling in the Williston Basin core area.

PRODUCTION BY CORE AREA

Three Months Ended June 30,	2005			2004		
	Oil and Liquids	**Natural Gas**	**Equivalents**	Oil and Liquids	Natural Gas	Equivalents
	(bbl/d)	**(mmcf/d)**	**(boe/d)**	(bbl/d)	(mmcf/d)	(boe/d)
Alberta Plains	**597**	**19.53**	**3,852**	606	18.81	3,742
West Central Alberta	**209**	**8.13**	**1,563**	226	10.26	1,937
Williston Basin	**2,776**	**0.28**	**2,823**	2,434	0.23	2,471
	3,582	**27.94**	**8,238**	3,266	29.30	8,150

Six Months Ended June 30,	2005			2004		
	Oil and Liquids	**Natural Gas**	**Equivalents**	Oil and Liquids	Natural Gas	Equivalents
	(bbl/d)	**(mmcf/d)**	**(boe/d)**	(bbl/d)	(mmcf/d)	(boe/d)
Alberta Plains	**569**	**19.55**	**3,827**	612	18.47	3,691
West Central Alberta	**203**	**8.70**	**1,652**	227	9.53	1,815
Williston Basin	**2,817**	**0.27**	**2,862**	2,471	0.25	2,513
	3,589	**28.52**	**8,341**	3,310	28.25	8,019

Zargon's commodity price risk management policy uses forward sales, options, puts and costless collars for, on average, 20 to 35 percent of working interest production in order to partially offset the effects of large price fluctuations. Because our risk management strategy is protective in nature and is designed to guard the Trust against extreme effects on cash flow from sudden falls in prices and revenues, upward price trends tend to produce overall losses. Risk management contracts in place as at December 31, 2004 were designated as hedges for accounting purposes and the Trust continues to monitor these contracts in determining the continuation of hedge effectiveness. For these contracts, realized gains and losses are recorded in the statement of earnings as the contracts settle and no unrealized gain or loss is recognized. For risk management contracts entered into after December 31, 2004, the Trust considers these contracts to be effective on an economic basis but has decided not to designate these contracts as hedges for accounting purposes. Accordingly, for outstanding contracts not designated as hedges as at June 30, 2005, an unrealized gain or loss is recorded on the fair value (mark-to-market) of the contracts at that time. Thus, the 2005 second quarter's continued high oil and natural gas prices brought about a realized risk management loss of $1.23 million compared to a $1.31 million loss in the second quarter of 2004 and $0.79 million in the preceding quarter. The unrealized risk management loss for the second quarter of 2005 was $1.10 million compared to $2.26 million in the preceding quarter. The primary driver for these losses was the record high oil prices recorded in the current quarter. Zargon's commodity risk management positions are fully described in note 9 to the unaudited consolidated interim financial statements.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge, totalled $7.91 million for the second quarter of 2005, a decrease of two percent from the preceding quarter and an increase of 15 percent from $6.89 million in the 2004 second quarter. As a percentage of gross revenue, royalty rates

PETROLEUM AND NATURAL GAS REVENUE
($ million)



30.96
32.41
32.90
34.12
35.87
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05

OIL AND LIQUID PRICES
($/bbl)



44.32
49.74
47.13
50.79
54.13
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05

NATURAL GAS PRICES
($/mcf)



6.67
6.09
6.46
6.75
7.17
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05

have moved in a narrow range from 22.2 percent in the second quarter of 2004 to 23.5 percent in the first quarter of 2005 and 22.1 percent in the second quarter of 2005. The higher rate in the first quarter of 2005 was a result of adjustments related to prior periods.

On a unit of production basis, production costs have shown a modest decrease to $7.67 per barrel of equivalent in second quarter 2005 compared with $7.74 in the preceding quarter and $8.09 in the fourth quarter 2004. During this current period of significantly increased industry-wide cost pressures, Zargon is continuing its efforts to contain increases in per unit operating costs.

OPERATING NETBACKS

Three Months Ended June 30,	**2005**		2004	
	Oil and Liquids	**Natural Gas**	Oil and Liquids	Natural Gas
	($/bbl)	**($/mcf)**	($/bbl)	($/mcf)
Production revenue	**54.13**	**7.17**	44.32	6.67
Realized risk management loss	**(2.84)**	**(0.12)**	(2.77)	(0.18)
Royalties	**(12.00)**	**(1.57)**	(9.15)	(1.56)
Production costs	**(9.84)**	**(1.00)**	(9.77)	(0.80)
Operating netbacks	**29.45**	**4.48**	22.63	4.13

Six Months Ended June 30,	**2005**		2004	
	Oil and Liquids	**Natural Gas**	Oil and Liquids	Natural Gas
	($/bbl)	**($/mcf)**	($/bbl)	($/mcf)
Production revenue	**52.47**	**6.96**	42.11	6.47
Realized risk management loss	**(2.84)**	**(0.04)**	(2.34)	(0.03)
Royalties	**(11.83)**	**(1.60)**	(8.72)	(1.47)
Production costs	**(10.09)**	**(0.98)**	(9.53)	(0.76)
Operating netbacks	**27.71**	**4.34**	21.52	4.21

Measured on a unit of production basis (net of recoveries), general and administrative expenses were $1.69 per barrel of equivalent in the first half of 2005 compared to $1.34 per barrel of equivalent in the first half of 2004 and $1.45 for the 2004 year. The increase in costs on a per unit of production basis are primarily due to increased staff costs, increased outside advisory costs related to operating as a trust and securities regulatory compliance costs.

Expensing of unit-based compensation in the first half of 2005 was $0.47 million, a 53 percent increase compared to the first half of 2004. The unit-based compensation expense, arising from unit rights granted upon and subsequent to the July 15, 2004 Plan of Arrangement, were originally calculated using the intrinsic value method up until December 31, 2004. In response to an emphasis by securities regulators that fair value methodologies be used, new measurement techniques were adopted for 2005 utilizing a fair value option-pricing model for such unit rights grants. Zargon has assessed the impact on 2004 unit-based compensation expense, and there is no significant impact. Prior to the effective date of the Arrangement, expensing of stock-based compensation benefits in the consolidated statement of earnings was calculated using the Black-Scholes option-pricing model.

Interest expense in the first half of 2005 was $0.38 million, $0.25 million higher compared to the first half of 2004. The primary reason for the increase on a year-over-year basis is the increase in average bank indebtedness due to the acquisition of Southeastern Saskatchewan properties and reorganization costs related to the trust conversion incurred in the third quarter of 2004.

Capital and current income taxes were $0.96 million in the first half of 2005 compared to $0.27 million in the first half of 2004. On a year-to-date basis, United States current income taxes are $0.50 million and Canadian capital taxes are $0.46 million. The primary reason for this increase is due to current income taxes being incurred related to the United States operations as a result of the increasing profitability of those operations due to high commodity prices.

TRUST NETBACKS

($/boe)	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	**2005**	2004
Petroleum and natural gas revenue	**47.85**	41.75	**46.35**	40.20
Realized risk management loss	**(1.65)**	(1.77)	**(1.34)**	(1.09)
Royalties	**(10.55)**	(9.29)	**(10.57)**	(8.78)
Production costs	**(7.67)**	(6.79)	**(7.70)**	(6.61)
Operating netbacks	**27.98**	23.90	**26.74**	23.72
General and administrative	**(1.66)**	(1.34)	**(1.69)**	(1.34)
Interest	**(0.27)**	(0.07)	**(0.25)**	(0.09)
Capital and current income taxes	**(0.69)**	(0.21)	**(0.63)**	(0.19)
Cash flow netbacks	**25.36**	22.28	**24.17**	22.10
Depletion and depreciation	**(12.05)**	(8.66)	**(11.79)**	(8.66)
Unrealized risk management loss	**(1.46)**	–	**(2.22)**	–
Accretion of asset retirement obligations	**(0.40)**	(0.36)	**(0.39)**	(0.36)
Unit/stock-based compensation	**(0.20)**	(0.29)	**(0.31)**	(0.21)
Unrealized foreign exchange	**(0.13)**	(0.09)	**(0.10)**	(0.02)
Future income taxes	**(0.93)**	(5.41)	**(0.25)**	(5.26)
Earnings before non-controlling interest	**10.19**	7.47	**9.11**	7.59

The second quarter 2005 depletion and depreciation unit expense of $12.05 per barrel of equivalent is a five percent increase over the previous quarter expense of $11.53 per barrel of oil equivalent and a 39 percent increase from the second quarter 2004 expense of $8.66 per barrel of oil equivalent. The primary reason for this increase is due to the increase in the property and equipment balance from the conversion of exchangeable shares due to the application of EIC-151.

The provision for accretion of asset retirement obligations for the first half of 2005 was $0.59 million, a 13 percent increase compared to the first half of 2004. The year-over-year change is due to changes in the estimated future liability for asset retirement obligations as a result of wells added through the drilling program and the 2004 acquisition of Southeast Saskatchewan properties in the Williston Basin core area.

The provision for future taxes was $0.70 million for the second quarter of 2005 compared to a recovery of future taxes of $0.32 million in the prior quarter and an expense of $4.01 million in the second quarter of 2004. The year-over-year reduction is due to the trust conversion since Zargon's future tax obligations are reduced as distributions are made from the Trust. Also impacting the first and second quarter of 2005 was the future tax impact of unrealized risk management losses of $0.88 million and $0.43 million respectively. Excluding the future tax impact of unrealized risk management losses, for the 2005 second quarter, future taxes were 11 percent of before tax earnings, which compares respectively with the 2005 first quarter and 2004 second quarter rates of six percent and 41 percent.

On January 19, 2005 the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be

CASH FLOW FROM OPERATIONS
($ million)


16.53
16.13
15.36
17.48
19.01
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05

NET EARNINGS
($ million)


5.54
4.22
5.33
5.14
6.48
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05

NET CAPITAL EXPENDITURES
($ million)


7.61
23.64
15.25
10.69
10.96
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05

reflected as either a non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Zargon Oil & Gas Ltd., a corporate subsidiary of the Trust, are publicly traded and have an expiry term, which could be extended at the option of the Board of Directors. Therefore, these securities are considered, by EIC-151, to be transferable to third parties and to have an indefinite life. EIC-151 states that if these criteria are met, the exchangeable shares should be reflected as a non-controlling interest. Previously, the exchangeable shares were reflected as a component of unitholders' equity. In accordance with the transitional provisions of EIC-151, the Trust adopted this standard as at December 31, 2004 and has retroactively restated prior periods dating back to the Plan of Arrangement dated July 15, 2004. As a result of this change in accounting policy, the Trust has reflected a non-controlling interest of $9.20 million on the Trust's consolidated balance sheet as at June 30, 2005. Consolidated net earnings have been reduced for net earnings attributable to the non-controlling interest of $2.13 million in the first half of 2005. In accordance with EIC-151 and given the circumstances in Zargon's case, each redemption is accounted for as a step-purchase, which to date in 2005 has resulted in an increase in property and equipment of $21.66 million, an increase in unitholders' equity by $18.49 million, and an increase in future income tax liability of $5.63 million. Cash flow was not impacted by this change. The cumulative impact to date of the application of EIC-151 has been to increase property and equipment by $32.94 million, accumulated depletion and depreciation by $2.40 million, unitholders' equity and non-controlling interest by $28.31 million, future income tax liability by $8.63 million and an allocation of net earnings to exchangeable shareholders' of $4.00 million.

Cash flow from operations in second quarter 2005 of $19.01 million was $1.53 million or nine percent higher than the preceding quarter and $2.49 million or 15 percent higher than the 2004 second quarter. The 2005 first half cash flow of $36.50 million was 13 percent higher than the prior year's comparative period primarily as a result of a nine percent increase in the cash flow netback to $24.17 per barrel of oil equivalent and a four percent increase in production volumes to 8,341 barrels of oil equivalent. Cash flow per diluted unit showed similar gains with the 2005 second quarter cash flow of $1.01 per diluted unit increasing nine percent over the first quarter levels and the 2005 first half cash flow of $1.94 per diluted unit improving 13 percent over the 2004 comparable period.

Net earnings of $6.48 million for the second quarter of 2005 increased 26 percent from the preceding quarter and 17 percent from the second quarter of 2004. The net earnings track the cash flow from operations for the respective periods modified by non-cash charges which in the 2005 period include increased depletion and depreciation, unrealized risk management losses and non-controlling interest.

CAPITAL EXPENDITURES

($ million)	**Three Months Ended June 30,**		**Six Months Ended June 30,**	
	2005	2004	**2005**	2004
Undeveloped land	**0.87**	0.77	**1.73**	1.85
Geological and geophysical (seismic)	**0.64**	0.94	**1.47**	2.36
Drilling and completion of wells	**6.88**	4.67	**13.15**	9.73
Well equipment and facilities	**1.85**	1.14	**3.96**	2.92
Exploration and development	**10.24**	7.52	**20.31**	16.86
Property acquisitions	**0.72**	0.36	**1.34**	0.79
Property dispositions	**–**	(0.27)	**–**	(0.27)
Net property acquisitons	**0.72**	0.09	**1.34**	0.52
Total capital expenditures (net)	**10.96**	7.61	**21.65**	17.38

Liquidity And Capital Resources

Capital expenditures of $21.65 million in the first half of 2005 were 25 percent higher than in the first half of 2004, reflecting an active field program of 25 gross (21.9 net) wells compared to 23 gross (18.3 net) wells in the first half of 2004. Capital expenditures for the first half of 2005 were allocated to Alberta Plains $8.45 million, West Central Alberta $6.57 million and Williston Basin $6.63 million. Drilling and completion expenditures increased 35 percent from the previous year to $13.15 million and well equipping correspondingly increased 36 percent during the same period while undeveloped land purchases fell six percent as Zargon continues a more selective land acquisition program as Crown sales continue to be competitive. A modest amount of acquisitions of various properties to complement Zargon's existing asset base resulted in an increase of $0.55 million in property acquisition costs compared to the first half of 2004. Cash flow from operations in the first half of $36.50 million and proceeds from the exercise of trust unit rights of $1.01 million funded the capital program, payment of distributions and a reduction of the working capital deficiency (including bank indebtedness). As at June 30, 2005, the Trust continues to maintain a strong balance sheet with a working capital deficiency balance (including bank indebtedness and excluding the unrealized risk management liability) of $21.10 million, which is less than four months of the first half annualized cash flow.

At August 10, 2005, Zargon Energy Trust has 16.145 million trust units and 2.474 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares at the effective exchange ratio of 1.06759, there would be 18.786 million trust units outstanding. Pursuant to the trust unit rights incentive plan there are currently an additional 0.671 million trust unit incentive rights issued and outstanding.

CAPITAL SOURCES

($ million)	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	**2005**	2004
Cash flow from operations	**19.01**	16.53	**36.50**	32.26
Changes in working capital and other	**1.19**	(5.58)	**(3.81)**	(9.23)
Change in bank indebtedness	**(2.70)**	(3.68)	**1.29**	(6.98)
Cash distributions	**(6.73)**	–	**(13.34)**	–
Issuance of trust units/shares related to exercise of trust unit rights/stock options	**0.19**	0.34	**1.01**	1.33
Total capital sources	**10.96**	7.61	**21.65**	17.38

Outlook

As a result of the continuing strength of commodity prices and the demonstrated ability of the Trust to meet its objectives as a sustainable trust, distributions have been increased to $0.16 per unit per month beginning with the August distribution payable on September 15, 2005. Zargon is well positioned with a very strong balance sheet, 368 thousand net acres of undeveloped land and a promising project inventory. Zargon intends to continue its disciplined approach with a strategy of focusing on exploration and exploitation of its existing asset base while executing value-added property acquisitions if and when they become available.

Summary Of Quarterly Results

	2005	
	Q1	**Q2**
Petroleum and natural gas revenue ($ million)	34.12	**35.87**
Net earnings ($ million)	5.14	**6.48**
Net earnings per diluted unit ($)	0.32	**0.41**
Cash flow ($ million)	17.48	**19.01**
Cash flow per diluted unit ($)	0.93	**1.01**
Cash distributions ($ million)	6.60	**6.73**
Cash distributions paid or declared per unit ($)	0.42	**0.42**
Net capital expenditures ($ million)	10.69	**10.96**
Total assets ($ million)	245.20	**253.75**
Bank debt ($ million)	18.23	**15.52**
Daily production (boe)	8,446	**8,238**
Average realized commodity price before risk management losses ($/boe)	44.90	**47.85**
Cash flow netback ($/boe)	23.01	**25.36**

	2004			
	Q1	Q2	Q3	Q4
Petroleum and natural gas revenue ($ million)	27.70	30.96	32.41	32.90
Net earnings ($ million) *(note 1)*	5.54	5.54	4.22	5.33
Net earnings per diluted unit ($) *(note 1)*	0.30	0.29	0.28	0.34
Cash flow ($ million)	15.73	16.53	16.13	15.36
Cash flow per diluted unit ($)	0.84	0.88	0.87	0.82
Cash distributions ($ million)	–	–	4.27	6.43
Cash distributions paid or declared per unit ($)	–	–	0.28	0.42
Net capital expenditures ($ million)	9.77	7.61	23.64	15.25
Total assets ($ million) *(note 1)*	186.18	189.80	215.23	226.96
Bank debt ($ million)	3.67	–	9.77	14.23
Daily production (boe)	7,889	8,150	8,405	8,440
Average realized commodity price before risk management losses ($/boe)	38.59	41.75	41.91	42.36
Cash flow netback ($/boe)	21.91	22.28	20.86	19.78

	2003			
	Q1	Q2	Q3	Q4
Petroleum and natural gas revenue ($ million)	29.19	24.20	23.76	24.51
Net earnings ($ million) *(note 1)*	6.65	9.17	4.44	4.10
Net earnings per diluted unit ($) *(note 1)*	0.36	0.50	0.24	0.22
Cash flow ($ million)	15.23	13.53	12.34	13.24
Cash flow per diluted unit ($)	0.84	0.74	0.67	0.72
Net capital expenditures ($ million)	6.86	8.10	12.11	12.84
Total assets ($ million) *(note 1)*	165.12	165.98	172.81	181.05
Bank debt ($ million)	20.78	11.47	8.92	6.98
Daily production (boe)	7,060	7,222	7,470	8,020
Average realized commodity price before risk management losses ($/boe)	45.94	36.82	34.57	33.22
Cash flow netback ($/boe)	23.96	20.58	17.96	17.95

Note 1: Certain comparative period numbers reflect retroactive restatements due to changes in accounting policies.

Additional Information

Additional information regarding the Trust and its business operations, including the Trust's Renewal Annual Information Form for December 31, 2004, is available on the Trust's SEDAR profile at www.sedar.com.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
August 10, 2005

consolidated balance sheets

(unaudited) ($ thousand)	June 30, 2005	December 31, 2004
ASSETS		
Current		
Accounts receivable	**15,942**	14,275
Prepaid expenses and deposits	**2,197**	2,953
	18,139	17,228
Property and equipment, net *(note 3)*	**235,608**	209,736
	253,747	226,964
LIABILITIES		
Current		
Bank indebtedness	**15,522**	14,230
Accounts payable and accrued liabilities	**21,464**	24,153
Cash distributions payable	**2,258**	2,210
Unrealized risk management liability *(note 9)*	**3,351**	–
	42,595	40,593
Asset retirement obligations *(note 4)*	**15,133**	14,390
Future income taxes	**47,938**	41,830
	105,666	96,813
NON-CONTROLLING INTEREST		
Exchangeable shares *(note 2)*	**9,199**	9,529
UNITHOLDERS' EQUITY		
Unitholders' capital/share capital *(note 5)*	**65,585**	45,755
Contributed surplus *(note 5)*	**1,314**	1,170
Accumulated earnings	**96,021**	84,399
Accumulated cash distributions *(note 10)*	**(24,038)**	(10,702)
	138,882	120,622
	253,747	226,964

See accompanying notes.

consolidated statements of earnings and accumulated earnings

(unaudited) ($ thousand, except per unit amounts)	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Revenue				
Petroleum and natural gas revenue	**35,868**	30,959	**69,992**	58,663
Unrealized risk management loss *(note 9)*	**(1,095)**	–	**(3,351)**	–
Realized risk management loss *(note 9)*	**(1,234)**	(1,310)	**(2,019)**	(1,583)
Royalties (net of Alberta Royalty Tax Credit)	**(7,911)**	(6,886)	**(15,946)**	(12,809)
	25,628	22,763	**48,676**	44,271
Expenses				
Production	**5,749**	5,036	**11,633**	9,651
General and administrative	**1,246**	996	**2,554**	1,958
Unit/stock-based compensation *(note 5)*	**147**	218	**473**	309
Interest	**200**	49	**384**	134
Unrealized foreign exchange loss	**97**	65	**151**	24
Accretion of asset retirement obligations *(note 4)*	**298**	266	**592**	525
Depletion and depreciation	**9,037**	6,422	**17,801**	12,639
	16,774	13,052	**33,588**	25,240
Earnings before income taxes	**8,854**	9,711	**15,088**	19,031
Income taxes				
Future	**696**	4,013	**377**	7,680
Current	**515**	156	**959**	270
	1,211	4,169	**1,336**	7,950
Earnings for the period before non-controlling interest	**7,643**	5,542	**13,752**	11,081
Non-controlling interest – exchangeable shares *(note 2)*	**(1,161)**	–	**(2,130)**	–
Net earnings for the period	**6,482**	5,542	**11,622**	11,081
Accumulated earnings, beginning of period				
As previously reported	**89,539**	75,544	**84,399**	70,125
Retroactive application of change in accounting policy – asset retirement obligations	–	–	–	(120)
As restated	**89,539**	75,544	**84,399**	70,005
Accumulated earnings, end of period	**96,021**	81,086	**96,021**	81,086
Net earnings per unit/per common share *(note 6)*				
Basic	**0.41**	0.30	**0.74**	0.61
Diluted	**0.41**	0.29	**0.73**	0.59

See accompanying notes.

consolidated statements of cash flows

(unaudited) ($ thousand)	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Operating activities				
Net earnings for the period	**6,482**	5,542	**11,622**	11,081
Add non-cash items:				
Non-controlling interest – exchangeable shares	**1,161**	–	**2,130**	–
Unrealized risk management loss	**1,095**	–	**3,351**	–
Depletion and depreciation	**9,037**	6,422	**17,801**	12,639
Accretion of asset retirement obligations	**298**	266	**592**	525
Unit/stock-based compensation	**147**	218	**473**	309
Unrealized foreign exchange loss	**97**	65	**151**	24
Future income taxes	**696**	4,013	**377**	7,680
	19,013	16,526	**36,497**	32,258
Asset retirement expenditures	**(159)**	(14)	**(221)**	(56)
Changes in non-cash working capital	**1,325**	(2,898)	**(231)**	(3,210)
	20,179	13,614	**36,045**	28,992
Financing activities				
Advances (repayment) of bank indebtedness	**(2,703)**	(3,675)	**1,292**	(6,978)
Cash distributions to unitholders	**(6,732)**	–	**(13,336)**	–
Exercise of unit rights/stock options	**195**	336	**1,008**	1,330
Changes in non-cash working capital	**34**	–	**111**	–
	(9,206)	(3,339)	**(10,925)**	(5,648)
Investing activities				
Additions to property and equipment	**(10,965)**	(7,883)	**(21,650)**	(17,651)
Proceeds on disposal of property and equipment	–	275	–	275
Changes in non-cash working capital	**(8)**	(1,462)	**(3,470)**	(4,763)
	(10,973)	(9,070)	**(25,120)**	(22,139)
Change in cash, and cash end of period	–	1,205	–	1,205

See accompanying notes.

notes to consolidated financial statements

For the three and six months ended June 30, 2005 and 2004 (unaudited)

1. Nature Of The Organization And Basis Of Presentation

ORGANIZATION

On July 15, 2004, Zargon Oil & Gas Ltd. (the "Company") was reorganized into Zargon Energy Trust (the "Trust" or "Zargon") as part of a Plan of Arrangement (the "Arrangement"). Shareholders of the Company received one trust unit or one exchangeable share for each common share held. All outstanding common share options were settled for cash prior to the completion of the reorganization. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive cash distributions paid, but rather, on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The Trust is an unincorporated open-ended investment trust established under the laws of the Province of Alberta and was created pursuant to a trust indenture ("Trust Indenture").

The Trust's principal business activity is the exploration for and development and production of petroleum and natural gas.

BASIS OF PRESENTATION

The interim unaudited consolidated financial statements of Zargon have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Zargon Energy Trust annual report for the year ended December 31, 2004.

While the Trust commenced operations on July 15, 2004, these unaudited interim consolidated financial statements follow the continuity of interest basis of accounting as if the Trust had always existed. This basis is intended to provide unitholders with meaningful and comparative financial information.

2. Non-Controlling Interest – Exchangeable Shares

Zargon Oil & Gas Ltd. is authorized to issue a maximum of 3.66 million exchangeable shares. The exchangeable shares are convertible into trust units at the option of the shareholder based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the six months ended June 30, 2005, a total of 702,000 exchangeable shares were converted into 732,000 trust units based on the exchange ratio at the time of conversion. At June 30, 2005, the exchange ratio was 1.06165 trust units per exchangeable share.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

(thousand, except exchange ratio)	June 30, 2005 Number of Shares	 Amount ($)
Non-controlling interest exchangeable shares issued		
Balance, beginning of year	**3,186**	**9,529**
Earnings attributable to non-controlling interest	**–**	**2,130**
Exchanged for trust units at book value and including earnings attributed since beginning of year	**(702)**	**(2,460)**
Balance, end of period	**2,484**	**9,199**
Exchange ratio, end of period	**1.06165**	
Trust units issuable upon conversion of exchangeable shares, end of period	**2,637**	

For the year ended December 31, 2004 the Trust retroactively applied EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". Per EIC-151, if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net earnings must be reduced by the amount of net earnings attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net earnings attributable to the exchangeable shareholders, less exchangeable shares (and related cumulative earnings) redeemed. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the cumulative share of net earnings attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

Immediately prior to the July 15, 2004 Plan of Arrangement, the Company had $45.14 million in share capital. Upon conversion to the Trust structure these amounts were allocated $36.22 million to trust units and $8.92 million to exchangeable shares, based on the terms of the Arrangement.

The effect of EIC-151 on Zargon's unitholders' capital and exchangeable shares is as follows:

($ thousand)	**Zargon Oil & Gas Ltd. Common Shares**	**Zargon Energy Trust Units**	**Zargon Oil & Gas Ltd. Exchangeable Shares**	**Total**
Immediately prior to July 15, 2004 Plan of Arrangement	**45,136**			
Plan of Arrangement July 15, 2004	**(45,136)**	**36,219**	**8,917**	
	-	**36,219**	**8,917**	**45,136**
Issued on redemption of exchangeable shares at book value	**-**	**1,155**	**(1,155)**	**-**
Effect of EIC-151	**-**	**8,381**	**1,767**	**10,148**
Balance at December 31, 2004	**-**	**45,755**	**9,529**	**55,284**
Issued on redemption of exchangeable shares at book value	**-**	**1,710**	**(1,710)**	**-**
Effect of EIC-151	**-**	**16,783**	**1,380**	**18,163**
Unit-based compensation recognized	**-**	**329**	**-**	**329**
Unit rights exercised for cash	**-**	**1,008**	**-**	**1,008**
Balance at June 30, 2005	**-**	**65,585**	**9,199**	**74,784**

3. Property And Equipment

	June 30, 2005		
($ thousand)	**Cost**	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum, natural gas properties and other equipment	**318,845**	**113,780**	**205,065**
Adjustment due to conversion of exchangeable shares	**32,943**	**2,400**	**30,543**
	351,788	**116,180**	**235,608**

	June 30, 2004		
($ thousand)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum, natural gas properties and other equipment	256,500	83,620	172,880

As a result of shareholders redeeming exchangeable shares, property and equipment increased $21.66 million in the first six months of 2005 and $11.28 million in 2004. The effect of these increases has resulted in additional depletion and depreciation expense recorded in the 2005 six months of approximately $2.40 million.

4. Asset Retirement Obligations

The following table reconciles Zargon's asset retirement obligation:

	June 30,	
($ thousand)	**2005**	2004
Balance, beginning of year	**14,390**	12,194
Liabilities incurred	**359**	255
Liabilities settled	**(221)**	(56)
Accretion expense	**592**	525
Foreign exchange	**13**	(69)
Balance, end of period	**15,133**	12,849

5. Unitholders' Equity

Pursuant to the Plan of Arrangement on July 15, 2004, 14.87 million units of the Trust and 3.66 million exchangeable shares (see note 2) of the Company were issued in exchange for all of the outstanding shares of the Company on a one-for-one basis.

The Trust is authorized to issue an unlimited number of voting trust units.

TRUST UNITS

	June 30, 2005	
(thousand)	**Number of Units**	**Amount ($)**
Units issued		
Balance, beginning of year	**15,341**	**45,755**
Unit rights exercised for cash	**57**	**1,008**
Unit-based compensation recognized	**–**	**329**
Issued on conversion of exchangeable shares	**732**	**18,493**
Balance, end of period	**16,130**	**65,585**

The proforma total units outstanding at period end, including trust units outstanding, and trust units issuable upon conversion of exchangeable shares and after giving effect to the exchange ratio at the end of the period (see note 2) is 18.77 million units.

A summary of the Company's share capital account for the first six months of 2004 is as follows:

COMMON SHARES OF ZARGON OIL & GAS LTD.

	June 30, 2004	
(no par value) (thousand)	Number of Shares	Amount ($)
Shares issued		
Balance, beginning of year	17,992	42,200
Stock options exercised for cash	289	1,330
Stock-based compensation recognized	–	38
Balance, end of period	18,281	43,568

CONTRIBUTED SURPLUS

The following table summarizes information about the Trust's contributed surplus account:

CONTRIBUTED SURPLUS

	June 30,	
($ thousand)	2005	2004
Balance, beginning of year	**1,170**	264
Unit/stock-based compensation expense	**473**	309
Unit/stock-based compensation recognized on exercise of unit rights/stock options	**(329)**	(38)
Balance, end of period	**1,314**	535

COMPENSATION PLANS

TRUST UNIT RIGHTS INCENTIVE PLAN AND UNIT-BASED COMPENSATION

The Trust has a unit rights incentive plan (the "Plan") that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 1.82 million unit rights, however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10 percent of the aggregate number of issued and outstanding trust units of the Trust. At the time of grant, unit right exercise prices approximate the market price for the trust units. At the time of exercise, the rights holder has the option of exercising at the original grant price or the exercise price as calculated per the Arrangement. Rights granted under the plan generally vest over a three-year period and expire approximately five years from the grant date.

The Plan allows for the exercise price of rights to be reduced in future periods by an amount that distributions exceed a stated return on assets. The unit-based compensation expense arising from unit rights granted upon and subsequent to, the July 15, 2004 Plan of Arrangement, were originally calculated using the intrinsic value method. In response to an emphasis by securities regulators that fair value methodologies be used, new measurement techniques have recently been developed utilizing a fair value option-pricing model for such unit rights grants. Zargon has reassessed the previous unit rights grants under this fair value model and there is no significant impact on 2004 unit-based compensation expense. Zargon will continue to use fair value methodologies, where possible, for future unit rights grants.

The assumptions made for unit rights granted for 2005 include a volatility factor of expected market price of 24 percent, a weighted average risk-free interest rate of 3.39 percent, a dividend yield of 7.64 percent and a weighted average expected life of the unit rights of four years.

Compensation expense associated with rights granted under the Plan is recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. The exercise of trust unit rights is recorded as an increase in trust units with a corresponding reduction in contributed surplus. Forfeiture of rights are recorded as a reduction in expense in the period in which they occur.

The following table summarizes information about the Trust's unit rights:

	Six Months Ended June 30, 2005	
	Number of Unit Rights (thousand)	**Weighted Average Exercise Price ($)**
Outstanding at beginning of year	**579**	**17.79**
Unit rights granted	**163**	**22.00**
Unit rights exercised	**(57)**	**17.58**
Unit rights cancelled	**(15)**	**17.70**
Outstanding at end of period	**670**	**18.82**
Unit rights exercisable at period end	**144**	**17.82**

STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

Prior to the Plan of Arrangement, the Company calculated the value of stock-based compensation for its predecessor stock-option plan using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant. This stock-option plan ceased to exist at the July 15, 2004 Plan of Arrangement.

A summary of the Company's predecessor stock option plan prior to the Plan of Arrangement is as follows:

	Six Months Ended June 30, 2004	
	Number of Shares (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	1,297	7.05
Granted	430	16.00
Exercised	(289)	4.60
Cancelled	(9)	9.61
Outstanding at end of period	1,429	10.22
Options exercisable at period end	696	6.94

6. Weighted Average Number Of Total Units/Shares

Basic per unit amounts are calculated using the weighted average number of trust units outstanding during the period. Diluted per unit amounts are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation. Diluted per unit amounts also include exchangeable shares using the "if-converted" method. Comparative amounts reflect the basic and diluted calculation of the common shares of Zargon Oil & Gas Ltd.

	Three Months Ended June 30,		Six Months Ended June 30,	
(thousand)	**2005**	2004	**2005**	2004
	(units)	(shares)	(units)	(shares)
Basic	**15,930**	18,257	**15,776**	18,208
Diluted	**18,840**	18,851	**18,803**	18,797

7. Segmented Information

Zargon's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

($ thousand)	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Petroleum and Natural Gas Revenue				
Canada	**31,173**	27,379	**60,630**	51,748
United States	**4,695**	3,580	**9,362**	6,915
Total	**35,868**	30,959	**69,992**	58,663
Net Capital Expenditures				
Canada	**9,999**	5,976	**20,642**	15,434
United States	**966**	1,632	**1,008**	1,942
Total	**10,965**	7,608	**21,650**	17,376
Total Assets				
Canada			**224,373**	164,209
United States			**29,374**	25,594
Total			**253,747**	189,803

8. Supplemental Cash Flow Information

($ thousand)	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Cash interest paid	**173**	34	**391**	108
Cash taxes paid	**420**	49	**864**	188

9. Financial Instruments

The Trust is a party to certain financial instruments that have fixed the price of a portion of its oil and natural gas production. The Trust enters into these contracts for risk management purposes only, in order to protect a portion of its future cash flow from the volatility of oil and natural gas commodity prices.

The Trust has outstanding contracts at June 30, 2005 as follows:

	Volume	Rate	Price	Range of Terms
Financial Contracts Designated as Hedges				
Oil swaps	73,600 bbl	400 bbl/d	$44.05 US/bbl	Jul. 1/05–Dec. 31/05
Oil collars	36,800 bbl	200 bbl/d	$37.00 US/bbl Put $44.40 US/bbl Call	Jul. 1/05–Dec. 31/05
	36,200 bbl	200 bbl/d	$36.00 US/bbl Put $48.40 US/bbl Call	Jan. 1/06–Jun. 30/06
Natural gas swaps	492,000 gj	4,000 gj/d	$6.49/gj	Jul. 1/05–Oct. 31/05
Natural gas collars	246,000 gj	2,000 gj/d	$6.00/gj Put $8.01/gj Call	Jul. 1/05–Oct. 31/05
	453,000 gj	3,000 gj/d	$5.90/gj Put $10.00/gj Call	Nov. 1/05–Mar. 31/06
Natural gas put	246,000 gj	2,000 gj/d	$5.10/gj	Jul. 1/05–Oct. 31/05

	Volume	Rate	Price	Range of Terms
Financial Contracts Not Designated as Hedges				
Oil swaps	55,200 bbl	300 bbl/d	$45.70 US/bbl	Jul. 1/05–Dec. 31/05
	36,200 bbl	200 bbl/d	$48.50 US/bbl	Jan. 1/06–Jun. 30/06
	109,500 bbl	300 bbl/d	$51.83 US/bbl	Jan. 1/06–Dec. 31/06
	36,800 bbl	200 bbl/d	$51.12 US/bbl	Jul. 1/06–Dec. 31/06
Oil collars	36,200 bbl	200 bbl/d	$40.00 US/bbl Put $49.05 US/bbl Call	Jan. 1/06–Jun. 30/06
Natural gas swaps	246,000 gj	2,000 gj/d	$6.52/gj	Jul. 1/05–Oct. 31/05
	214,000 gj	1,000 gj/d	$7.05/gj	Apr. 1/06–Oct. 31/06
Natural gas collars	302,000 gj	2,000 gj/d	$6.50/gj Put $8.80/gj Call	Nov. 1/05–Mar. 31/06
	302,000 gj	2,000 gj/d	$7.00/gj Put $9.35/gj Call	Nov. 1/05–Mar. 31/06
Physical Contracts				
Natural gas swaps	642,000 gj	3,000 gj/d	$7.13/gj	Apr. 1/06–Oct. 31/06
Natural gas collars	151,000 gj	1,000 gj/d	$8.47/gj Put $9.50/gj Call	Nov. 1/05–Mar. 31/06
Natural gas put	246,000 gj	2,000 gj/d	$6.05/gj	Jul. 1/05 – Oct. 31/05

Oil swaps and collars are settled against the NYMEX pricing index, whereas natural gas swaps, collars, and puts are settled against the AECO pricing index.

Financial risk management contracts in place as at December 31, 2004 were designated as hedges for accounting purposes and the Trust continues to monitor these contracts in determining the continuation of hedge effectiveness. For these contracts, realized gains and losses are recorded in the statement of earnings as the contracts settle and no unrealized gain or loss is recognized. The realized losses for the first six months of 2005 were $2.02 million (2004 – $1.58 million). At June 30, 2005, an additional $2.63 million would have been required to settle the above designated hedge contracts. Contracts settled by way of physical delivery are recognized as part of the normal revenue stream. These instruments have no book values recorded in the interim consolidated financial statements.

For financial risk management contracts entered into after December 31, 2004, the Trust does consider these contracts to be effective on an economic basis but has decided not to designate these contracts as hedges for accounting purposes and accordingly, for outstanding contracts not designated as hedges, an unrealized gain or loss is recorded based on the fair value (mark-to-market) of the contracts at that time. The unrealized losses for the first six months of 2005 were $3.35 million (2004 – nil). These instruments have been recorded as a liability in the interim consolidated balance sheet.

10. Accumulated Cash Distributions

During the six month period, the Trust paid or declared distributions to the unitholders in the aggregate amount of $13.34 million in accordance with the following schedule:

Month	Record Date	Distribution Date	Per Trust Unit
January 2005	January 31, 2005	February 15, 2005	$0.14
February 2005	February 28, 2005	March 15, 2005	$0.14
March 2005	March 31, 2005	April 15, 2005	$0.14
April 2005	April 30, 2005	May 16, 2005	$0.14
May 2005	May 31, 2005	June 15, 2005	$0.14
June 2005	June 30, 2005	July 15, 2005	$0.14

For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

corporate information

BOARD OF DIRECTORS

Craig H. Hansen
Calgary, Alberta

K. James Harrison
Oakville, Ontario

H. Earl Joudrie
Toronto, Ontario

Kyle D. Kitagawa
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

Jim D. Peplinski
Calgary, Alberta

J. Graham Weir
Calgary, Alberta

William J. Whelan
Calgary, Alberta

Grant A. Zawalsky
Calgary, Alberta

OFFICERS

John O. McCutcheon
Chairman

Craig H. Hansen
President and
Chief Executive Officer

Brent C. Heagy
Vice President, Finance and
Chief Financial Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Executive Vice President, Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Trading Symbols:
ZAR.UN – Trust Units
ZOG.B – Exchangeable Shares

TRANSFER AGENT

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

HEAD OFFICE

700, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Phone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca
Website: www.zargon.ca

FORWARD-LOOKING STATEMENTS

This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of August 10, 2005 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.